Exhibit 99.1
KT CORPORATION
NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008
AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT
Audit • Tax • Consulting • Financial Advisory •

Independent Accountants’ Review Report
English Translation of a Report Originally Issued in Korean
To the Stockholders and Board of Directors of
KT Corporation:
We have reviewed the accompanying non-consolidated statement of financial position of KT Corporation (the “Company”) as of September 30, 2009, the related non-consolidated statements of income for the three months and nine months ended September 30, 2009 and 2008 and changes in equity and cash flows for the nine months ended September 30, 2009 and 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews. We did not review the financial statements of KT Freetel Co., Ltd. (“KTF”), a 54.25% owned investee as of September 30, 2008, in which the equity method investment security reflects 13.77% of the Company’s total assets as of September 30, 2008. Those financial statements were reviewed by other accountants whose report has been furnished to us, and our report, insofar as it relates to the amounts included for the equity method of accounting of the investment in KTF, is based solely on the report of the other accountants.
We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. Those standards require that we plan and perform the review to obtain moderate assurance as to whether the non-consolidated financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Based on our reviews and the report of the other accountants, nothing has come to our attention that causes us to believe that the non-consolidated financial statements referred to above are not presented fairly, in all material respects, in conformity with accounting principles generally accepted in the Republic of Korea.
We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the non-consolidated statement of financial position of the Company as of December 31, 2008, and the related non-consolidated statements of income, appropriations of retained earnings, changes in equity and cash flows for the year then ended (not presented herein); and in our report dated February 25, 2009, we expressed an unqualified opinion on those non-consolidated financial statements. The accompanying statement of financial position as of December 31, 2008, which is comparatively presented, does not differ in material respects from such audited non-consolidated statement of financial position.
Without affecting our review results, as discussed in Note 23 to the non-consolidated financial statements, the Company merged with KTF on June 1, 2009.

Accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations, changes in equity and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such non-consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those knowledgeable about Korean accounting principles and review standards and their application in practice.
November 3, 2009
Notice to Readers
This report is effective as of November 3, 2009, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between the accountants’ review report date and the time the accountants’ review report is read. Such events or circumstances could significantly affect the accompanying non-consolidated financial statements and may result in modification to the accountants’ review report.

KT CORPORATION
NON-CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2009 AND DECEMBER 31, 2008
(In millions of Korean won)

	September 30,		December 31,
	2009		2008
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 3)	~~W~~	1,732,943	~~W~~	1,292,800
Short-term investment assets (Note 3)		382,649		133,069
Accounts receivable — trade, less allowance for doubtful accounts of ~~W~~443,324 million in 2009 and ~~W~~275,379 million in 2008 (Note 12)		3,365,024		1,687,389
Accounts receivable — other, less allowance for doubtful accounts of ~~W~~113,249 million in 2009 and ~~W~~84,376 million in 2008 (Note 12)		202,166		137,251
Accrued revenues		13,816		8,018
Advance payments		84,011		20,864
Prepaid expenses		159,512		49,819
Guarantee deposits		1,206		1,360
Current derivative instruments assets (Note 22)		—		187,169
Current deferred income tax assets		247,521		92,795
Inventories (Note 4)		524,210		167,541
Other current assets		17		30

Total Current Assets		6,713,075		3,778,105

NON-CURRENT ASSETS:
Available-for-sale securities (Note 5)		45,161		16,407
Equity method investment securities (Note 6)		1,047,279		3,462,643
Long-term loans		62,743		20,320
Other investment assets (Note 3)		70,352		18,536
Property and equipment, net (Notes 7 and 24)		13,755,755		10,428,674
Intangible assets, net (Notes 8, 23 and 24)		1,173,752		397,046
Long-term accounts receivable — trade		325,829		60,693
Leasehold rights and deposits		261,713		87,733
Non-current derivative instruments assets (Note 22)		320,397		181,717
Non-current deferred income tax assets		154,071		136,761
Exclusive memberships		77,217		60,812
Long-term accounts receivable — other		5,972		15,957
Long-term advance payments		3,875		—
Long-term prepaid expenses		12,428		19,518

Total Non-current Assets		17,316,544		14,906,817

TOTAL ASSETS	~~W~~	24,029,619	~~W~~	18,684,922

(Continued)

KT CORPORATION
NON-CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)
AS OF SEPTEMBER 30, 2009 AND DECEMBER 31, 2008
(In millions of Korean won)

	September 30,		December 31,
	2009		2008
	(Unaudited)
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Accounts payable — trade (Note 12)	~~W~~	827,279	~~W~~	644,111
Accounts payable — other (Notes 9 and 12)		1,713,031		856,877
Advance receipts		156,483		75,770
Withholdings		59,835		55,551
Accrued expenses (Note 12)		764,083		306,366
Income taxes payable		130,960		79,211
Current portion of bond and long-term borrowings (Note 10)		476,332		410,028
Unearned revenue		6,618		2,256
Key money deposits (Note 12)		102,858		115,336
Current derivative instruments liabilities (Note 22)		5,971		13,008
Current accrued provisions (Notes 11 and 21)		28,570		27,361

Total Current Liabilities		4,272,020		2,585,875

NON-CURRENT LIABILITIES:
Bonds (Note 10)		7,637,912		5,815,898
Long-term borrowings (Note 10)		77,561		28,058
Provisions for severance indemnities		342,588		438,001
Non-current accrued provisions (Note 11)		94,526		25,287
Refundable deposits for telephone installation		723,269		781,904
Long-term advance receipts		4,125		5,169
Long-term deposits received (Note 12)		27,248		27,886
Non-current derivative instruments liabilities (Note 22)		3,102		—
Long-term accounts payable — other (Note 9)		284,886		127,112
Long-term accounts payable — trade		16,208		17,843

Total Non-current Liabilities		9,211,425		7,267,158

Total Liabilities		13,483,445		9,853,033

(Continued)

KT CORPORATION
NON-CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)
AS OF SEPTEMBER 30, 2009 AND DECEMBER 31, 2008
(In millions of Korean won)

	September 30,		December 31,
	2009		2008
	(Unaudited)
LIABILITIES AND EQUITY

EQUITY:

Common Stock (Notes 1, 13 and 23)		1,564,499		1,560,998

Capital Surplus (Notes 10 and 23)		1,458,700		1,440,633

Capital Adjustments
Treasury stock (Notes 16 and 23)		(1,407,155)		(3,824,881)
Loss on disposal of treasury stock (Note 23)		(791,337)		—
Stock options (Note 15)		9,811		8,880
Other share-based payments (Note 15)		1,844		1,420
Other capital adjustments (Notes 6 and 23)		(320,767)		(180,155)

Total Capital Adjustments		(2,507,604)		(3,994,736)

Accumulated Other Comprehensive Income:
Unrealized gain on valuation of available-for-sale securities (Note 5)		1,076		789
Increase in equity of associates (Note 6)		19,213		22,161
Decrease in equity of associates (Note 6)		(22,519)		(14,676)
Gain on valuation of derivatives for cash flow hedge (Note 22)		31,321		10,818
Loss on valuation of derivatives for cash flow hedge (Note 22)		(24,471)		(8,213)

Total Accumulated Other Comprehensive Income (Note 14)		4,620		10,879

Retained Earnings

Legal reserve		780,499		780,499
Voluntary reserve		4,864,663		4,864,663
Unappropriated earned surplus		4,380,797		4,168,953

Total Retained Earnings		10,025,959		9,814,115

Total Equity		10,546,174		8,831,889

TOTAL LIABILITIES AND EQUITY	~~W~~	24,029,619	~~W~~	18,684,922

See accompanying notes to non-consolidated financial statements

KT CORPORATION
NON-CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008
(In millions of Korean won)

	Three months		Nine months		Three months		Nine months
	ended		ended		ended		ended
	September 30,		September 30,		September 30,		September 30,
	2009		2009		2008		2008
			(Unaudited)

OPERATING REVENUES (Notes 12, 17 and 24)	~~W~~	4,821,154	~~W~~	11,158,530	~~W~~	2,913,475	~~W~~	8,909,529

OPERATING EXPENSES (Notes 12, 18 and 24)		4,408,053		9,997,480		2,584,047		7,879,438

OPERATING INCOME		413,101		1,161,050		329,428		1,030,091

NON-OPERATING REVENUES:
Interest income (Note 21)		42,831		121,377		22,341		66,288
Foreign currency transaction gain		5,970		26,422		16,086		27,651
Foreign currency translation gain		211,408		177,326		14,570		32,091
Equity in income of associates (Note 6)		29,590		143,999		23,153		65,097
Dividend income		—		154		—		80
Gain on breach of contracts		928		1,831		134		565
Gain on disposal of useless materials		4,627		10,829		6,868		17,090
Gain on disposal of available-for-sale securities		75		80		—		10
Gain on disposal of equity method investment securities (Note 6)		70,032		70,032		—		—
Gain on disposal of property and equipment		—		3,177		1,017		3,011
Reversal of accrued provisions (Note 11)		25		1,444		1,384		5,422
Gain on settlement of derivatives		—		1,323		1,051		5,957
Gain on valuation of derivatives (Note 22)		126		4,404		207,119		311,554
Reversal of impairment loss on property and equipment		23,691		86,670		1,558		4,615
Other non-operating revenue (Note 21)		12,258		83,091		7,752		23,988

Total Non-operating Revenues		401,561		732,159		303,033		563,419

NON-OPERATING EXPENSES:
Interest expense		127,935		313,647		78,821		237,223
Other bad debt expense		11,816		12,539		12,237		17,328
Foreign currency transaction loss		7,921		29,551		10,409		17,816
Foreign currency translation loss		—		14,148		290,117		486,469
Equity in loss of associates (Note 6)		10,110		52,684		—		83,202
Donations		9,432		24,775		20,407		62,649
Loss on impairment of available-for-sale securities (Note 5)		—		1,800		—		—
Loss on disposal of equity method investment securities		2		2		—		—
Loss on impairment of equity method investment securities (Note 6)		—		3,463		—		—
Loss on disposal of property and equipment		20,142		36,556		6,697		30,924
Loss on impairment of property and equipment (Note 7)		—		—		970		991
Loss on disposal of intangible assets		492		907		5		484
Loss on settlement of derivatives		—		268		846		3,944
Loss on valuation of derivatives (Note 22)		159,677		196,138		3,669		5,704
Other non-operating expense		11,690		17,257		9,376		56,644

Total Non-operating Expenses		359,217		703,735		433,554		1,003,378

(Continued)

KT CORPORATION
NON-CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)
FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008
(In millions of Korean won)

	Three months		Nine months		Three months		Nine months
	ended		ended		ended		ended
	September 30,		September 30,		September 30,		September 30,
	2009		2009		2008		2008
	(Unaudited)

INCOME BEFORE INCOME TAX EXPENSE		455,445		1,189,474		198,907		590,132

INCOME TAX EXPENSE		104,059		242,438		37,510		114,130

NET INCOME	~~W~~	351,386	~~W~~	947,036	~~W~~	161,397	~~W~~	476,002

NET INCOME PER SHARE (Note 19)

Basic net income per share (in Korean won)	~~W~~	1,497	~~W~~	4,429	~~W~~	798	~~W~~	2,343
Diluted net income per share (in Korean won)	~~W~~	1,450	~~W~~	4,358	~~W~~	798	~~W~~	2,343

See accompanying notes to non-consolidated financial statements

KT CORPORATION
NON-CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008
(In millions of Korean won)

						Other
	Common				Capital	comprehensive		Retained
(Unaudited)	stock		Capital surplus		adjustments	income		earnings		Total

Balance as of January 1, 2008 (as reported)	~~W~~	1,560,998	~~W~~	1,440,777	(~~W~~3,815,786)	~~W~~	7,771	~~W~~	9,699,015	~~W~~	8,892,775
Cumulative effect of change in accounting Policies		—		—	(168,143)		(8,589)		146,471		(30,261)

As restated		1,560,998		1,440,777	(3,893,929)		(818)		9,845,486		8,862,514
Dividends		—		—	—		—		(407,374)		(407,374)

Retained earnings after appropriations									9,438,112		8,455,140
Net income for the period		—		—	—		—		476,002		476,002
Acquisition of treasury stock		—		—	(73,807)		—		—		(73,807)
Disposal of treasury stock		—		—	807		—		—		807
Retirement of treasury stock		—		—	73,807		—		(73,807)		—
Gain (loss) on disposal of treasury stock		—		(144)	—		—		—		(144)
Decrease in subsidiaries’ equity		—		—	(15,374)		—		—		(15,374)
Other share-based payment		—		—	43		—		—		43
Unrealized gain on valuation of available-for-sale securities		—		—	—		(1,601)		—		(1,601)
Increase in equity of associates		—		—	—		27,849		—		27,849
Decrease in equity of associates		—		—	—		14,274		—		14,274
Gain on valuation of derivatives for cash flow hedge		—		—	—		11,704		—		11,704
Loss on valuation of derivatives for cash flow hedge		—		—	—		(541)		—		(541)

Balance as of September 30, 2008	~~W~~	1,560,998	~~W~~	1,440,633	(~~W~~3,998,453)	~~W~~	50,867	~~W~~	9,840,307	~~W~~	8,894,352

KT CORPORATION
NON-CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008
(In millions of Korean won)

						Other
	Common		Capital		Capital	comprehensive		Retained
(Unaudited)	stock		surplus		adjustments	income		earnings		Total

Balance as of January 1, 2009 (as reported)	~~W~~	1,560,998	~~W~~	1,440,633	(~~W~~3,994,736)	~~W~~	10,879	~~W~~	9,814,115	~~W~~	8,831,889

Dividends		—		—	—		—		(226,280)		(226,280)

Retained earnings after appropriations									9,587,835		8,605,609
Issuance of common stock		3,501		—	—		—		—		3,501
Net income for the period		—		—	—		—		947,036		947,036
Consideration for exchange rights		—		18,442	—		—		—		18,442
Acquisition of treasury stock		—		—	(527,983)		—		—		(527,983)
Disposal of treasury stock		—		—	2,436,797		—		—		2,436,797
Retirement of treasury stock		—		—	508,912		—		(508,912)		—
Gain (loss) on disposal of treasury stock		—		(375)	(791,337)		—		—		(791,712)
Stock option		—		—	931		—		—		931
Other share-based payment		—		—	424		—		—		424
Other capital adjustments by merger		—		—	(89,375)		—		—		(89,375)
Decrease in subsidiaries’ equity		—		—	(51,237)		—		—		(51,237)
Unrealized gain on valuation of available-for-sale securities		—		—	—		287		—		287
Increase in equity of associates		—		—	—		(2,948)		—		(2,948)
Decrease in equity of associates		—		—	—		(7,843)		—		(7,843)
Gain on valuation of derivatives for cash flow hedge		—		—	—		20,503		—		20,503
Loss on valuation of derivatives for cash flow hedge		—		—	—		(16,258)		—		(16,258)

Balance as of September 30, 2009	~~W~~	1,564,499	~~W~~	1,458,700	(~~W~~2,507,604)	~~W~~	4,620	~~W~~	10,025,959	~~W~~	10,546,174

See accompanying notes to non-consolidated financial statements.

KT CORPORATION
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008
(In millions of Korean won)

	Nine months ended September 30,
	2009		2008
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	~~W~~	947,036	~~W~~	476,002

Expenses not involving cash payments:
Share-based payment		776		1,065
Provision for severance indemnities		166,541		205,018
Depreciation		1,632,608		1,459,235
Amortization		198,843		122,888
Provision for doubtful accounts		33,799		78,943
Interest expense		11,163		3,436
Other bad debt expense		12,539		17,328
Foreign currency translation loss		13,257		486,469
Equity in loss of associates		52,684		83,202
Loss on disposal of equity method investment securities		2		—
Loss on impairment of available-for sale securities		1,800		—
Loss on impairment of equity method investment securities		3,463		—
Loss on disposal of property and equipment		36,556		30,924
Loss on impairment of property and equipment		—		991
Loss on disposal of intangible assets		907		484
Loss on valuation of derivatives		196,138		5,704
Other non-operating expense		110		2,191

Sub-total		2,361,186		2,497,878

Income not involving cash receipts:
Interest income		13,572		3,122
Foreign currency translation gain		177,920		31,405
Equity in income of associates		143,999		65,097
Gain on disposal of available-for-sale securities		80		10
Gain on disposal of equity method investment securities		70,032		—
Gain on disposal of property and equipment		3,177		3,011
Gain on valuation of derivatives		4,404		311,554
Other non-operating revenues		822		—

Sub-total		(414,006)		(414,199)

(Continued)

KT CORPORATION
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008
(In millions of Korean won)

	Nine months ended September 30,
	2009	2008
	(Unaudited)
Changes in assets and liabilities related to operating activities:
Accounts receivable — trade	142,797	(83,479)
Accounts receivable — other	5,089	31,303
Accrued revenues	(370)	(2,149)
Advance payments	(40,544)	(18,392)
Prepaid expenses	(47,789)	(81,992)
Guarantee deposits	154	(382)
Derivative instruments assets	—	352
Other current assets	86	(30)
Inventories	(73,439)	(25,970)
Long-term accounts receivable — trade	(244,787)	(8,672)
Leasehold rights and deposits	26,426	(3,227)
Deferred income tax assets	43,867	(118,512)
Exclusive memberships	—	(2,162)
Long-term accounts receivable — other	(2,151)	24,171
Long-term advanced payments	(343)	—
Long-term prepaid expenses	(3,923)	(4,113)
Accounts payable — trade	(590,791)	(138,545)
Accounts payable — other	192,277	(109,094)
Advance receipts	76,503	370
Withholdings	(97,580)	(6,487)
Accrued expenses	292,063	171,452
Income taxes payable	(2,751)	(131,839)
Unearned revenue	3,217	3,347
Key money deposits	(20,178)	(11,276)
Derivative instruments liabilities	(8,188)	(389)
Payment of severance indemnities	(278,777)	(145,927)
Accrued provision	452	(16,345)
Refundable deposits for telephone installation	(58,635)	(32,581)
Long-term advance receipts	(1,043)	(681)
Long-term deposits received	(2,977)	9,179

Sub-total	(691,335)	(702,070)

Net Cash Provided by Operating Activities	2,202,881	1,857,611

(Continued)

KT CORPORATION
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008
(In millions of Korean won)

	Nine months ended September 30,
	2009	2008
	(Unaudited)
CASH FLOWS FROM INVESTING ACTIVITIES:
Cash inflows from investing activities:
Decrease in short-term investment assets	130,340	206,948
Disposal of available-for-sale securities	1,755	10
Decrease in equity method investment securities	11,350	6,531
Disposal of equity method investment securities	130,631	—
Collection of long-term loans	2,500	7,642
Decrease in other investment assets	11,890	—
Disposal of property and equipment	10,379	30,166
Increase of contribution for construction	2,328	53,748
Disposal of intangible assets	548	—

Sub-total	301,721	305,045

Cash outflows for investing activities:
Increase in short-term investment assets	365,515	102,323
Acquisition of available-for-sale securities	17,983	6,960
Acquisition of equity method investment securities	21,807	84,447
Increase in Long-term Loans	3,064	—
Acquisition of property and equipment	1,107,314	1,559,364
Acquisition of intangible assets	52,440	58,124

Sub-total	(1,568,123)	(1,811,218)

Net Cash Used in Investing Activities	(1,266,402)	(1,506,173)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash inflows from financing activities:
Issuance of bonds	925,728	777,292
Increase in long-term borrowings	8,575	10,935

Sub-total	934,303	788,227

(Continued)

KT CORPORATION
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008
(In millions of Korean won)

	Nine months ended September 30,
	2009		2008
	(Unaudited)
Cash outflows for financing activities:
Repayment of short-term borrowings		400,000		—
Payment of accounts payable — other		28,581		24,875
Repayment of current portion of bond and long-term borrowings		663,343		434,065
Payment of dividends		226,280		407,374
Acquisition of treasury stock		527,983		73,807

Sub-total		(1,846,187)		(940,121)

Net Cash Used in Financing Activities		(911,884)		(151,894)

INCREASE IN CASH AND CASH EQUIVALENTS BY MERGER		415,548		—

NET INCREASE(DECREASE) IN CASH AND CASH EQUIVALENTS (Note 20)		440,143		199,544

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD		1,292,800		921,197

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	~~W~~	1,732,943	~~W~~	1,120,741

See accompanying notes to non-consolidated financial statements

KT CORPORATION
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008
1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS
KT Corporation (the “Company”) commenced operations on January 1, 1982 through the segregation of specified operations from the Korean Ministry of Information and Communication (currently, Korea Communication Committee) for the purpose of contributing to the convenience in national life and improvement of public welfare through rational management of the public telecommunication business and improvement of telecommunication technology under the Korea Telecom Act.
Upon the announcements of the Government-Invested Enterprises Management Basic Act and the Privatization Law, as of October 1, 1997, the Company became a government invested institution regulated by the Korean Commercial Code and the Company’s shares were listed on the Korea Exchange (formerly “Korea Stock Exchange”) on December 23, 1998. The Company issued 24,282,195 additional shares on May 29, 1999 and issued American Depository Shares (“ADS”), representing these new shares and government-owned shares on the New York Stock Exchange and the London Exchange. On July 2, 2001, additional ADS representing 55,502,161 government-owned shares were issued.
In 2002, the Company acquired its 60,294,575 government-owned shares according to the government’s privatization plan for government-owned companies and there is no government-owned share as of September 30, 2009.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The Company maintains its official accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, changes in equity including retained earnings or cash flows, is not presented in the accompanying non-consolidated financial statements.

The accompanying non-consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the Republic of Korea. The significant accounting policies for the accompanying non-consolidated interim financial statements are the same as those for the 2008 annual financial statements. Balance sheet presented for comparative purpose as of December 31, 2008 changed its name into statement of financial position in accordance with the Article 1-2 of the Act on External Audit of Stock Companies, as amended. Transactions or accounting events related to significant changes in the financial position or the results of operations arising after December 31, 2008 are mainly disclosed in the notes to the accompanying non-consolidated financial statements.
3. RESTRICTED DEPOSITS
Details of restricted deposits included in short-term investment assets as of September 30, 2009 and December 31, 2008 are as follows (in millions of Korean won):

	September 30,		December 31,
	2009		2008		Description

Cash and cash equivalents	~~W~~	13,323	~~W~~	5,253	Restricted for research and development project and construction
Short-term investment assets		18		65	Restricted for research and development project and construction
		8,609		17,305	Money trust accounts
Other investment assets		10		—	Checking account deposit

Total	~~W~~	21,960	~~W~~	22,623

4. INVENTORY VALUATION
Inventory valuations as of September 30, 2009 and December 31, 2008 are summarized as follows (in millions of Korean won):

	September 30, 2009						December 31, 2008
	Acquisition		Lower of cost or		Valuation		Acquisition		Lower of cost or		Valuation
	cost		market value		allowance		cost		market value		allowance

Merchandise	~~W~~	529,488	~~W~~	512,986	~~W~~	16,502	~~W~~	163,302	~~W~~	148,650	~~W~~	14,652
Supplies		9,845		9,633		212		11,373		10,251		1,122

5. AVAILABLE-FOR-SALE SECURITIES
Available-for-sale securities as of September 30, 2009 and December 31, 2008 are all equity securities and are summarized as follows (in millions of Korean won):

	September 30, 2009
										Unrealized
										gains
	Percentage of	Acquisition		Fair		Net asset		Book		(losses)
	ownership (%)	cost		value		value		value		(Note 2)

K-3-I Co., Ltd.	12.50	~~W~~	300	~~W~~	—	~~W~~	134	~~W~~	300	~~W~~	—
Korea Information Certificate Authority, Inc.	9.27		2,000		—		1,449		2,000		—
Polytech Adventure Town, Inc.	6.67		200		—		116		200		—
Daegu Football Club	1.84		300		—		96		300		—
Solitech Co., Ltd. (Note 1)	4.70		590		1,440		—		1,440		850
Korea Software Financial Cooperative	0.84		1,000		—		1,333		1,000		—
Binext CT Financial Cooperative	17.65		3,000		—		2,885		3,000		—
MBC-ESS Sports Co., Ltd. (Note 3)	8.96		1,800		—		—		—		—
Translink Capital Partners I, L.P.	11.32		5,222		—		2,386		5,222		—
Sovik Contents Investment Fund	6.52		1,304		—		1,502		1,304		—
Pacven Walden Ventures Parallel VI-KT, L.P. (Note 4)	99.01		1,284		—		1,043		1,284		—
GaeaSoft Corp. (Notes 1 and 5)	2.01		533		467		—		467		(66)
Krtnet Corp. (Notes 1 and 5)	7.39		1,954		2,508		—		2,508		554
PT. Mobile-8 (Note 5)	2.30		10,069		—		2,496		2,496		—
Show Mirae Asset PEF 1 (Notes 1 and 5)	—		1,524		1,585		—		1,585		61
IMM Investment Corp. (Note 5)	1.09		373		—		162		157		—
Stonebridge Capital, Inc. (Note 5)	0.99		127		—		140		53		—
Vacom Wireless, Inc. (Note 5)	16.77		1,880		—		896		641		—
Wiz Communication Co., Ltd. (Note 5)	10.91		290		—		976		290		—
Nets Co., Ltd. (Note 5)	11.74		300		—		144		108		—
DirectMedia Co., Ltd. (Note 5)	12.54		435		—		149		248		—
Ncerti Co., Ltd. (Note 5)	19.90		328		—		510		328		—
Neighbor Systems Co., Ltd. (Note 5)	10.40		525		—		567		525		—
Entaz Co., Ltd. (Note 5)	8.67		1,000		—		961		1,000		—
Mobile Business Station (Note 5)	19.00		67		—		88		67		—
Freecoms (Note 5)	17.75		204		—		191		204		—
U post bank Co., Ltd. (Note 5)	0.63		500		—		24		500		—
A.K. (Note 5)	16.00		200		—		67		200		—
Korea Telecommunications Operators Association (“KTOA”) (Note 5)	9.90		689		—		2,237		689		—
Others	—		24,315		—		17,209		17,045		—

Total		~~W~~	62,313	~~W~~	6,000	~~W~~	37,761	~~W~~	45,161	~~W~~	1,399

	December 31, 2008
										Unrealized
										gains
	Percentage of	Acquisition		Fair		Net asset		Book		(losses)
	ownership (%)	cost		value		value		value		(Note 2)

K-3-I Co., Ltd.	12.50	~~W~~	300	~~W~~	—	~~W~~	106	~~W~~	300	~~W~~	—
Korea Information Certificate Authority, Inc.	9.27		2,000		—		2,242		2,000		—
Polytech Adventure Town, Inc.	6.67		200		—		123		200		—
ICO Global Communications Ltd.	0.18		617		—		—		—		—
Daegu Football Club	1.84		300		—		74		300		—
Kookmin Credit Information, Inc.	2.07		1,202		—		—		—		—
Solitech Co., Ltd. (Note 1)	4.70		590		1,602		—		1,602		1,012
Vissem Electronics Co., Ltd. (formerly, “Samjin Information & Communications Co., Ltd.”)	0.02		15		—		2		15		—
Korea Software Financial Cooperative	0.87		1,000		—		1,229		1,000		—
Russia-Japan-Korea Cable System	10.00		307		—		—		—		—
Information and Communication Financial Cooperative	0.01		16		—		19		16		—
Korea Electric Engineers Association	0.11		20		—		22		20		—
Binext CT Financial Cooperative	15.00		1,500		—		1,409		1,500		—
Korea Specialty Contractor Financial Cooperative Fund	0.00		101		—		97		101		—
MBC-ESS Sports Co., Ltd.	8.96		1,800		—		861		1,800		—
Amicus Wireless Technology Ltd.	3.61		960		—		—		—		—
ZMOS Technology, Inc.	9.86		1,872		—		—		—		—
Translink Capital Partners I, L.P.	12.35		5,222		—		2,545		5,222		—
Sovik Contents Investment Fund	6.52		1,304		—		1,314		1,304		—
Pacven Walden Ventures Parallel VI-KT, L.P. (Note 4)	99.01		1,027		—		340		1,027		—

Total		~~W~~	20,353	~~W~~	1,602	~~W~~	10,383	~~W~~	16,407	~~W~~	1,012

(Note 1)	Investments in equity securities above, except Solitech Co., Ltd., and other three securities do not have readily determinable fair values and therefore are stated at cost. In addition, if the estimated recoverable amount of the securities is below their acquisition cost and such difference is not deemed recoverable, write-downs of the individual securities are recorded to reduce the carrying value.

(Note 2)	The amounts are before adjustments for tax effects.

(Note 3)	As the estimated recoverable amount of the investment in MBC-ESS Sports Co., fell to zero, the Company recognized impairment loss amounting to ~~W~~1,800 million for the nine months ended September 30, 2009.

(Note 4)	Although the Company’s ownership interest in this investee is 99.01%, the investee is an entrusted asset in substance and the Company concludes that it has no significant influence over this investee. Accordingly, the Company classifies this investment as an available-for-sale security.

(Note 5)	The security is newly included due to the merger with KTF on June 1, 2009.

Changes in unrealized gain (loss) on available-for-sale securities for the nine months ended September 30, 2009 and the year ended December 31, 2008 are summarized as follows (in millions of Korean won):

	September 30, 2009		December 31, 2008
	(9 months)		(12 months)

Balance at beginning of the period	~~W~~	1,012	~~W~~	3,530
Changes by merger		373		—
Changes in unrealized gain (loss), net		14		(2,518)

Sub-total		1,399		1,012
Income tax effect		(323)		(223)

Balance at end of the period	~~W~~	1,076	~~W~~	789

6. EQUITY METHOD INVESTMENT SECURITIES
Investments in securities accounted for using the equity method as of September 30, 2009 and December 31, 2008 are summarized as follows (in millions of Korean won):

	September 30, 2009
		Percentage
	Number of	of ownership			Equity in net		Book		Market
	shares	(%)	Acquisition cost		asset value		value		value

KT Networks Corporation (“KTN”)	2,000,000	100.00	~~W~~	23,458	~~W~~	54,899	~~W~~	54,490	~~W~~	—
KT Rental Co., Ltd. (“KTR”)	6,800,000	100.00		34,419		62,251		62,159		—
KT M&S Co., Ltd. (formerly, “KTF M&S Co., Ltd.”) (“KT M&S”) (Note 2)	30,000,000	100.00		150,000		46,765		35,631		—
KTDS (formerly, “KT DataSystems Co., Ltd.”) (Note 1)	2,400,000	95.31		12,000		17,948		17,948		—
KT Internal Venture Fund No. 2	5,000	94.34		5,000		4,755		4,755		—
KT Linkus Co., Ltd. (“KTL”)	2,941,668	93.82		24,502		6,053		6,036		—
KT New Business Fund No. 1	100	90.91		10,000		10,097		10,097		—
Telecop Service Co., Ltd. (“TSC”)	5,765,911	88.82		40,378		26,442		26,442		—
KT Tech, Inc. (formerly, “KTF Technologies, Inc.”) (“KT Tech”) (Note 2)	1,146,962	78.78		17,587		4,694		—		—
KT Capital Co., Ltd. (“KT Capital”) (Note 1)	20,200,000	73.74		101,000		122,330		122,330		—
KT Hitel Co., Ltd. (“KTH”)	22,750,000	65.94		67,780		115,391		115,391		138,775
Sofnics Inc. (Note 1)	120,000	53.33		600		556		556		—
JungBoPremiumEdu Co., Ltd. (“JB Edu”) (Note 3)	300,000	54.55		9,000		2,875		4,239		—
KT M Hows Co., Ltd. (formerly, “KTF M Hows Co., Ltd.”) (“KT M Hows”) (Note 2)	510,000	51.00		2,550		3,136		3,136		—
Sidus FNH Co. (Note 2)	2,297,000	51.00		27,999		5,592		5,592		—
Nasmedia, Inc.	1,767,516	50.00		26,055		13,670		23,243		—
KT Music Corporation (formerly, “KTF Music Corporation”) (“KT Music”) (Note 2)	14,494,258	48.69		26,242		12,965		20,249		28,264
KT Powertel Co., Ltd. (“KTP”)	7,771,418	44.85		55,135		35,611		35,611		—
KT Submarine Co., Ltd. (“KTSC”)	1,617,000	36.92		8,085		23,873		23,873		21,668
Sidus FNH Benex Cinema Investment Fund (Note 2)	60	20.00		6,000		4,278		4,278		—
KT Commerce, Inc. (“KTC”) (Note 5)	266,000	19.00		1,330		1,408		1,408		—
Korea Telecom America, Inc. (“KTAI”)	6,000	100.00		4,783		3,819		3,819		—
Korea Telecom China Co., Ltd. (“KTCC”)	—	100.00		1,245		2,040		2,040		—
Korea Telecom Japan Co., Ltd. (“KTJ”)	12,856	100.00		6,586		4,511		4,511		—
PT. KT Indonesia (formerly, “PT. KTF Indonesia”) (Note 2)	198,000	99.00		234		119		119		—

	September 30, 2009
		Percentage
	Number of	of ownership	Acquisition		Equity in net		Book		Market
	shares	(%)	cost		asset value		value		value

New Telephone Company, Inc. (“NTC”)	5,309,189	79.96		33,064		163,604		163,604	—
KTSC Investment Management B.V. (Note 3)	82,614	60.00		40,970		39,832		36,458	—
Company K Movie Asset Fund No. 1	90	60.00		9,000		8,759		8,759	—
KT-Global New Media Fund	600	50.00		6,000		4,986		4,986	—
KTF-CJ Music Contents Investment Fund (formerly, “Centurion Music 1”) (Note 2)	50	50.00		5,000		4,927		4,927	—
Shinhan-KT Mobilecard Co., Ltd. (formerly, “Shinhan-KTF Mobilecard Co., Ltd.”) (Note 2)	199,999	50.00		1,000		359		359	—
KT-DoCoMo Mobile Investment Fund (formerly, “KTF-DoCoMo Mobile Investment Fund”) (Note 2)	4,500,000,000	45.00		4,500		4,477		4,477	—
Boston Film Fund (Note 2)	800	39.02		8,000		4,272		4,272	—
Korea Telecom Directory Co., Ltd. (“KTD”)	1,360,000	34.00		6,800		(1,419)		—	—
Korea Information Technology Fund (“KITF”) (Note 2)	100	33.33		100,000		110,818		110,818	—
KBSi Co., Ltd.	952,000	32.38		4,760		5,151		5,151	—
Boston Global Film & Contents Fund Limited Partnership (Notes 3)	8,696	27.69		8,696		8,751		8,751	—
Korea Digital Satellite Broadcasting Co., Ltd. (“KDB”) (Notes 2)	22,570,000	22.82		195,228		27,843		30,575	—
Sky Life Contents Fund	45	22.50		4,500		3,925		3,925	—
Everyshow	300,000	21.28		1,500		1,032		1,032	—
Harex Info Tech Inc. (Note 2)	225,000	21.17		3,375		50		145	—
Kiwoom Investment Co., Ltd.	1,800,000	20.17		9,000		7,316		7,316	—
Goodmorning F Co., Ltd. (Note 4)	114,000	19.00		254		1,650		1,650	—
CU Industrial Development Co., Ltd. (formerly, “CURD”) (Note 4)	266,000	19.00		506		7,312		7,312	—
Korea Information Data Corp. (“KID”) (Note 4)	760,000	19.00		3,800		15,553		15,553	—
Korea Information Service Corp. (“KIS”) (Note 4)	570,000	19.00		2,850		13,970		13,970	—
eNtoB Corp. (Note 2 and 5)	600,000	18.75		3,000		4,991		4,991	—
MOS Facilities Co., Ltd. (formerly, “Mostech Co., Ltd.”) (Note 4)	200,000	17.93		5,000		(210)		—	—
Wooridul Entertainment Investment Fund No. 1 (Note 5)	1,391	17.39		1,391		1,305		1,305	—
Mongolian Telecommunications (“MTC”)	10,348,111	40.00		3,450		10,966		10,966	33,497
Metropol Property LLC	—	34.00		1,739		614		1,732	—
Others (Note 4)				3,310		6,292		6,292

Total			~~W~~	1,128,661	~~W~~	1,043,204	~~W~~	1,047,279

	December 31, 2008
		Percentage			Equity
	Number	of			in net
	of	ownership	Acquisition		asset		Book		Market
	shares	(%)	cost		value		value		value

KTN	2,000,000	100.00	~~W~~	23,458	~~W~~	57,158	~~W~~	57,158	~~W~~	—
KTR	6,800,000	100.00		34,419		54,871		54,734		—
KT Capital	20,200,000	100.00		101,000		103,199		103,199		—
KT FDS Co., Ltd.	400,000	100.00		9,008		159		3,911		—
KT Internal Venture Fund No. 2	5,000	94.34		5,000		5,203		5,203		—
KTL	2,941,668	93.82		24,502		626		568		—
KT New Business Fund No. 1	100	90.91		10,000		10,209		10,209		—
TSC	5,765,911	88.82		40,378		23,554		23,554		—
KTDS	1,920,000	80.00		9,600		10,022		10,022		—
KTH	22,750,000	65.94		67,780		118,479		118,479		116,480
Sofnics Inc.	120,000	60.00		600		432		432		—
JB Edu	240,000	54.55		6,000		2,304		4,077		—
KTF	102,129,938	54.25		3,821,386		2,368,268		2,560,107		3,206,880
Nasmedia, Inc.	1,767,516	50.00		26,055		13,069		24,851		—
KTP	7,771,418	44.85		55,135		31,622		31,622		—
KTSC	1,617,000	36.92		8,085		20,667		20,667		11,820
Sidus FNH Co.	1,607,900	35.70		19,599		4,816		4,816		—
Olive Nine Co., Ltd. (Note 4)	9,250,000	19.48		23,155		2,769		2,769		4,995
KTC (Note 5)	266,000	19.00		1,330		1,500		1,500		—
Sidus FNH Benex Cinema Investment Fund (Note 5)	40	13.33		4,000		3,232		3,232		—
KT Tech (formerly, “KTF Technologies, Inc.”) (Note 5)	56,000	3.85		366		966		127		—
KTAI	6,000	100.00		4,783		4,237		4,237		—
KTCC	—	100.00		1,245		1,999		1,999		—
KTJ	12,856	100.00		6,586		3,614		3,614		—
NTC	5,309,189	79.96		33,064		166,914		166,914		—
KTSC Investment Management B.V.	82,614	60.00		30,860		35,787		35,787		—
Company K Movie Asset Fund No. 1	90	60.00		9,000		8,803		8,803		—
KT-Global New Media Fund	600	50.00		6,000		5,817		5,817		—
KTD	1,360,000	34.00		6,800		8,358		8,358		—
KBSi Co., Ltd.	952,000	32.38		4,760		4,679		4,679		—
KITF	70	23.33		70,000		77,636		77,636		—
Sky Life Contents Fund	45	22.50		4,500		3,737		3,737		—
Everyshow	300,000	21.28		1,500		1,226		1,226		—
KDB	20,770,000	21.00		185,274		20,239		31,167		—
Kiwoom Investment Co., Ltd.	1,800,000	20.17		9,000		6,953		6,953		—
Goodmorning F Co., Ltd. (Note 4)	114,000	19.00		254		1,460		1,460		—
CU Industrial Development Co., Ltd. (formerly, “CURD”) (Note 4)	266,000	19.00		506		8,369		8,369		—
KID (Note 4)	760,000	19.00		3,800		13,666		13,666		—
KIS (Note 4)	570,000	19.00		2,850		12,812		12,812		—
MOS Facilities Co., Ltd. (formerly, “Mostech Co., Ltd.”) (Note 4)	200,000	17.93		5,000		41		41		—
Wooridul Entertainment Investment Fund-1 (Note 5)	1,391	17.39		1,391		1,320		1,320		—
eNtoB Corp. (Note 5)	500,000	15.63		2,500		4,240		4,240		—

	December 31, 2008
		Percentage			Equity
	Number	of			in net
	of	ownership	Acquisition		asset		Book		Market
	shares	(%)	cost		value		Value		value

Mongolian Telecommunications (“MTC”)	10,348,111	40.00		3,450		13,289		13,289	12,806
Metropol Property LLC	—	34.00		1,739		434		1,776	—
Others (Note 4)	—	—		2,660		3,506		3,506	—

Total			~~W~~	4,688,378	~~W~~	3,242,261	~~W~~	3,462,643

(Note 1)	During the nine months ended September 30, 2009, the Company’s equity ownership interest in KTDS, KT Capital and Sofonics Inc. decreased from 100%, 100% and 60% to 73.74%, 95.31% and 53.33%, respectively, due to new shares issued by the investees.

(Note 2)	The equity method investment security is transferred from KTF due to the merger with KTF on June 1, 2009.

(Note 3)	During the nine months ended September 30, 2009, the Company acquired 60,000 redeemable preferred shares of JB Edu for ~~W~~3,000 million, shares of KTSC for ~~W~~10,110 million and also acquired 27.69% ownership interest of Boston Global Film & Contents Fund Limited Partnership for ~~W~~8,696 million.

(Note 4)	Although the Company’s ownership in these companies is less than 20%, the Company has significant influence over these companies through the participation in these companies’ various management decisions. As a result, the Company accounts for these investments using the equity method.

(Note 5)	Although the Company’s ownership in these companies is less than 20%, the ownership percentages including subsidiaries’ ownership in these companies are over 20%. As a result, the Company accounts for these investments using the equity method.

Changes in carrying amount resulting from the equity method of accounting for the nine months ended September 30, 2009 and the year ended December 31, 2008 are as follows (in millions of Korean won):

	September 30, 2009 (9 months)
				Increase
			Equity in	(decrease)		Other				Changes by		September
	January 1,		income	in equity of		capital				merger		30,
	2009		(loss)	associates		adjustment		Other		(Note 2)		2009

KTN	~~W~~	57,158	(~~W~~2,693)	~~W~~	25	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	54,490
KTR		54,734	7,425		—		—		—		—		62,159
KT M&S (formerly, “KTF M&S Co., Ltd.”)		—	(14,154)		—		—		—		49,785		35,631
KT FDS Co., Ltd. (Note 3)		3,911	(448)		—		—		(3,463)		—		—
KTDS (formerly, “KT DataSystems Co., Ltd.”)		10,022	4,987		—		(201)		—		3,140		17,948
KT Internal Venture Fund No. 2 (Note 1)		5,203	(448)		—		—		—		—		4,755
KTL		568	5,468		—		—		—		—		6,036
KT New Business Fund 1 (Note 1)		10,209	102		—		(214)		—		—		10,097
TSC		23,554	2,888		—		—		—		—		26,442
KT Tech (formerly, “KTF Technologies, Inc.”)		127	(127)		—		—		—		—		—
KT Capital		103,199	13,456		(1,635)		7,310		—		—		122,330
KTH		118,479	548		606		(4,242)		—		—		115,391
Sofnics Inc. (Note 1)		432	(112)		—		236		—		—		556
JB Edu (Note 1)		4,077	(2,838)		—		—		3,000		—		4,239
KTF		2,560,107	73,545		(2,810)		(54,039)		319,159		(2,895,962)		—
KT M Hows (formerly, “KTF M Hows Co., Ltd.”)		—	68		6		—		—		3,062		3,136
Sidus FNH Co. (Note 1)		4,816	(1,096)		(3)		—		—		1,875		5,592
Nasmedia, Inc. (Note 1)		24,851	(1,608)		—		—		—		—		23,243
KT Music (formerly, “KTF Music Corporation”)		—	(876)		—		—		—		21,125		20,249
KTP		31,622	3,989		—		—		—		—		35,611
KTSC		20,667	3,338		272		—		(404)		—		23,873
Sidus FNH Benex Cinema Investment Fund (Note 1)		3,232	(566)		—		—		—		1,612		4,278
Olive Nine Co., Ltd. (Note 4)		2,769	(1,448)		3		(21)		(1,303)		—		—
KTC		1,500	(92)		—		—		—		—		1,408
KTAI (Note 1)		4,237	(205)		(213)		—		—		—		3,819
KTCC (Note 1)		1,999	165		(124)		—		—		—		2,040
KTJ (Note 1)		3,614	1,146		(249)		—		—		—		4,511
PT. KT Indonesia (formerly, “PT. KTF Indonesia”) (Note 1)		—	(3)		(1)		—		—		123		119
NTC (Note 1)		166,914	19,668		(13,173)		—		(9,805)		—		163,604
KTSC Investment Management B.V. (Note 1)		35,787	(5,714)		(3,725)		—		10,110		—		36,458
Company K Movie Asset Fund No. 1 (Note 1)		8,803	(44)		—		—		—		—		8,759
KT-Global New Media Fund (Note 1)		5,817	(831)		—		—		—		—		4,986
KTF-CJ Music Contents Investment Fund (formerly, “Centurion Music 1”) (Note 1)		—	164		—		—		—		4,763		4,927
Shinhan-KT Mobilecard Co., Ltd. (formerly, “Shinhan-KTF Mobilecard Co., Ltd.”) (Note 1)		—	(171)		—		—		—		530		359
KT-DoCoMo Mobile Investment Fund (formerly, “KTF-DoCoMo Mobile Investment Fund”) (Note 1)		—	(9)		—		—		—		4,486		4,477
Boston Film Fund (Note 1)		—	(36)		—		—		—		4,308		4,272
KTD (Note 1)		8,358	(8,358)		—		—		—		—		—

	September 30, 2009 (9 months)
					Increase
			Equity in		(decrease)	Other			Changes by	September
	January 1,		income		in equity of	capital			merger	30,
	2009		(loss)		associates	adjustment	Other		(Note 2)	2009

KITF (Note 1)		77,636		(361)	92	—		—	33,451		110,818
KBSi Co., Ltd. (Note 1)		4,679		472	—	—		—	—		5,151
Boston Global Film & Contents Fund Limited Partnership (Note 1)		—		55	—	—		8,696			8,751
KDB (Note 1)		31,167		(2,808)	445	—		—	1,771		30,575
Sky Life Contents Fund (Note 1)		3,737		188	—	—		—	—		3,925
Everyshow (Note 1)		1,226		(194)	—	—		—	—		1,032
Harex Info Tech Inc. (Note 1)		—		(204)	—	—		—	349		145
Kiwoom Investment Co., Ltd. (Note 1)		6,953		181	182	—		—	—		7,316
Goodmorning F Co., Ltd. (Note 1)		1,460		188	2	—		—	—		1,650
CU Industrial Development Co., Ltd. (formerly, “CURD”) (Note 1)		8,369		(1,107)	50	—		—	—		7,312
KID (Note 1)		13,666		1,925	—	—		(38)	—		15,553
KIS (Note 1)		12,812		1,329	—	—		(171)	—		13,970
eNtoB Corp. (Note 1)		4,240		56	(5)	—		(126)	826		4,991
MOS Facilities Co., Ltd. (formerly, “Mostech Co., Ltd.”) (Note 1)		41		(41)	—	—		—	—		—
Wooridul Entertainment Investment Fund No. 1 (Note 1)		1,320		(15)	—	—		—	—		1,305
U-Mobile (Note 1 and 5)		—		(5,983)	153	—		(65,423)	71,253		—
MTC (Note 1)		13,289		581	(2,098)	—		(806)	—		10,966
Metropol Property LLC (Note 1)		1,776		31	(75)	—		—	—		1,732
Others (Note 1)		3,506		1,942	(161)	—		(91)	1,096		6,292

Total	~~W~~	3,462,643	~~W~~	91,315	(~~W~~22,436)	(~~W~~51,171)	~~W~~	259,335	(~~W~~2,692,407)	~~W~~	1,047,279

	December 31, 2008 (12 months)
					Increase
			Equity in		(decrease)		Other		Other
	January 1,		income		in equity of		capital		increase		December 31,
	2008		(loss)		associates		adjustment		(decrease)		2008

KTN	~~W~~	52,900	~~W~~	4,258	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	57,158
KTR		48,207		6,527		—		—		—		54,734
KT Capital		100,043		3,436		(280)		—		—		103,199
KT FDS Co., Ltd.		7,359		(3,448)		—		—		—		3,911
KT Internal Venture Fund No. 2 (Note 1)		5,205		(2)		—		—		—		5,203
KTL		8,040		(6,832)		—		(640)		—		568
KT New Business Fund No.1		—		209		—		—		10,000		10,209
TSC		10,847		(3,848)		—		2,536		14,019		23,554
KTDS		—		422		—		—		9,600		10,022
KTH		114,403		4,738		(662)		—		—		118,479
Sofnics Inc.		—		(168)		—		—		600		432
JB Edu		—		(1,923)		—		—		6,000		4,077
KTF		2,620,185		(39,319)		(7,891)		(15,282)		2,414		2,560,107
Nasmedia, Inc.		—		(1,204)		—		—		26,055		24,851
KTP		28,837		2,786		(1)		—		—		31,622
KTSC		21,933		(743)		(119)		—		(404)		20,667
Sidus FNH Co.		14,409		(4,170)		1		—		(5,424)		4,816
Olive Nine Co., Ltd.		17,880		(5,178)		1		(435)		(9,499)		2,769
KTC		1,264		241		(5)		—		—		1,500
Sidus FNH Benex Cinema Investment Fund		3,985		(753)		—		—		—		3,232
KT Tech (formerly, “KTF Technologies, Inc.”)		1,623		(1,486)		(10)		—		—		127
KTAI		2,937		264		1,036		—		—		4,237
KTCC		946		556		497		—		—		1,999
KTJ		830		1,719		1,065		—		—		3,614
NTC (Note 1)		125,326		33,846		12,822		—		(5,080)		166,914
KTSC Investment Management B.V. (Note 1)		15		(1,261)		6,188		—		30,845		35,787
Super iMax (Note 1)		1,321		—		—		—		(1,321)		—
East Telecom (Note 1)		14,515		—		—		—		(14,515)		—
Company K Movie Asset Fund No. 1		—		(197)		—		—		9,000		8,803
KT-Global New Media Fund (Note 1)		—		(183)		—		—		6,000		5,817
KTD (Note 1)		8,085		273		—		—		—		8,358
KBSi Co., Ltd.		3,408		1,271		—		—		—		4,679
KITF		77,578		1,754		(1,696)		—		—		77,636
Sky Life Contents Fund		4,997		(1,260)		—		—		—		3,737
Everyshow (Note 1)		—		(274)		—		—		1,500		1,226
KDB		24,892		92		6,183		—		—		31,167
Kiwoom Investment Co., Ltd. (Note 1)		7,147		64		(258)		—		—		6,953
Goodmorning F Co., Ltd.		1,151		314		(5)		—		—		1,460
CU Industrial Development Co., Ltd. (formerly, “CURD”)		3,788		4,631		(50)		—		—		8,369
KID		13,541		353		—		—		(228)		13,666
KIS (Note 1)		10,792		2,191		—		—		(171)		12,812
MOS Facilities Co., Ltd. (formerly, “Mostech Co., Ltd.”) (Note 1)		3,016		(1,047)		—		—		(1,928)		41
Wooridul Entertainment Investment Fund-1 (Note 1)		—		(71)		—		—		1,391		1,320
eNtoB Corp. (Note 1)		3,841		402		(3)		—		—		4,240

	December 31, 2008 (12 months)
				Increase
			Equity in	(decrease)
	January 1,		income	in equity of		Other capital			December 31,
	2008		(loss)	associates		adjustments	Other		2008

MTC (Note 1)		10,020	1,520		2,397	—		(648)		13,289
Metropol Property LLC (Note 1)		—	(12)		49	—		1,739		1,776
Others		2,887	619		—	—		—		3,506

Total	~~W~~	3,378,153	(~~W~~893)	~~W~~	19,259	(~~W~~13,821)	~~W~~	79,945	~~W~~	3,462,643

(Note 1)	These securities were accounted for using the equity method of accounting based on unreviewed financial statements as of and for the nine months ended September 30, 2009 as the reviewed financial statements on these companies could not be obtained. In order to verify the reliability of such unreviewed financial statements, the Company has performed the following procedures and found no significant exceptions:
i)	Obtain the unreviewed financial statements signed by the investee’s chief executive officer and statutory auditor.

ii)	Identified whether the major transactions or accounting events, including those disclosed to public by the investee, which were acknowledged by the Company are properly reflected in the unreviewed financial statements.

iii)	Identify the major accounting issues under discussion between the investee and its external auditors and the investee’s plan to resolve such issues.

)	Analyze the effect of potential difference between the unreviewed and audited financial statements.

(Note 2)	The changes are due to merger with KTF on June 1, 2009.

(Note 3)	The Company sold all of the equity shares of KT FDS Co., Ltd. (book value: nil) for ~~W~~4,246 million on September 16, 2009.

(Note 4)	The Company sold all of the equity shares of 9,250,000 of Olive Nine Co., Ltd (book value: ~~W~~1,303 million) for ~~W~~5,365 million on July 1, 2009.

(Note 5)	The Company sold all of the equity shares of U-Mobile (book value: ~~W~~65,424 million) for USD 100 million(~~W~~120,930 million) on September 14, 2009.

Changes in investment differences from the equity method investment securities for the nine months ended September 30, 2009 and the year ended December 31, 2008 are as follows (in millions of Korean won):

	September 30, 2009 (9 months)										December 31, 2008 (12 months)
	January 1,		Change by			Impairment			September, 30		January 1,					Impairment				December 31,
Affiliate	2009		merger		Amortization	Loss	Other		2009		2008		Increase		Amortization	Loss		Other		2008

KT FDS Co., Ltd. (Note 1)	~~W~~	3,752	~~W~~	—	(~~W~~289)	(~~W~~3,463)	~~W~~	—	~~W~~	—	~~W~~	4,906	~~W~~	—	(~~W~~1,154)	~~W~~	—	~~W~~	—	~~W~~	3,752
JB Edu		1,773		—	(409)	—		—		1,364		—		2,182	(409)		—		—		1,773
KTF (Note 2)		195,170		(140,956)	(54,214)	—		—		—		325,284		—	(130,114)		—		—		195,170
Sidus FNH Co.		—		—	—	—		—		—		8,136		—	(2,711)		(5,425)		—		—
Nasmedia, Inc.		11,782		—	(2,209)	—		—		9,573		—		14,436	(2,654)		—		—		11,782
KT Music (formerly, “KTF Music Corporation”)		—		8,031	(747)	—		—		7,284		—		—	—		—		—		—
Olive Nine Co., Ltd.		—		—	—	—		—		—		14,204		—	(3,551)		(10,653)		—		—
Super iMax		—		—	—	—		—		—		1,320		—	—		—		(1,320)		—
East Telecom		—		—	—	—		—		—		4,277		—	—		—		(4,277)		—
KDB		10,928		—	(8,196)	—		—		2,732		21,856		—	(10,928)		—		—		10,928
MOS Facilities Co., Ltd. (formerly, “Mostech Co., Ltd.”)		—		—	—	—		—		—		2,700		—	(772)		(1,928)		—		—
Harex Info Tech Inc.		—		223	(128)	—				95		—		—	—		—		—		—
U-Mobile		—		44,702	(971)	—		(43,731)		—		—		—	—		—		—		—
Metropol Property LLC		1,342		—	(224)	—		—		1,118		—		1,491	(149)		—		—		1,342

Total	~~W~~	224,747		(~~W~~88,000)	(~~W~~67,387)	(~~W~~3,463)		(~~W~~43,731)	~~W~~	22,166	~~W~~	382,683	~~W~~	18,109	(~~W~~152,442)		(~~W~~18,006)		(~~W~~5,597)	~~W~~	224,747

(Note 1)	For the nine months ended September 30, 2009, the Company recognized impairment loss on investment difference totaling ~~W~~3,463 million due to a decline in the recoverable amount. Meanwhile, the Company disposed of all the equity shares of KT FDS on September 16, 2009.

(Note 2)	The unamortized investment difference totaling ~~W~~140,956 million was transferred to goodwill due to the merger with KTF on June 1, 2009.

Details of unrealized gains (losses) arising from intercompany transactions, which are eliminated, as of September 30, 2009 and December 31, 2008 are as follows (in millions of Korean won):

	September 30, 2009						December 31, 2008
			Property and						Property and
			equipment and						equipment and
Company	Inventories		intangible assets		Total		Inventories		intangible assets		Total

KTN	~~W~~	409	~~W~~	—	~~W~~	409	~~W~~	—	~~W~~	—	~~W~~	—
KTR		92		—		92		137		—		137
KT M&S (formerly, “KTF M&S Co., Ltd.”)		10,539		595		11,134		—		—		—
KTL		—		17		17		—		58		58
KT Tech (formerly, “KTF Technologies, Inc.”) (Note 1)		19,548		—		19,548		839		—		839
KTF		—		—		—		1,924		1,407		3,331
KTSC Investment Management B.V.		—		3,374		3,374		—		—		—

Total	~~W~~	30,588	~~W~~	3,986	~~W~~	34,574	~~W~~	2,900	~~W~~	1,465	~~W~~	4,365

(Note 1)	The book value of the investment in KT Tech was reduced to nil as of September 30, 2009 and accordingly, ~~W~~14,854 million of unrealized intercompany gain totaling ~~W~~19,548 million was not reflected into equity in loss of associates.
Cumulative changes in the Company’s equity in net asset value of the investees not recognized due to the discontinuance of the equity method of accounting as of September 30, 2009 and December 31, 2008 are as follows (in millions of Korean won):

	September 30, 2009	December 31, 2008
Company	(9 months)	(12 months)

KT Tech (formerly, “KTF Technologies, Inc.”)	(~~W~~14,854)		—
KTD	(1,419)		—
MOS Facilities Co., Ltd. (formerly, “Mostech Co., Ltd.”)	(210)		—

Total	(~~W~~16,483)	~~W~~	—

The condensed financial information of the investees as of and for the nine months ended September 30, 2009 and as of and for the year ended December 31, 2008 are as follows (in millions of Korean won):

	September 30, 2009 (9 months)
	Total		Total				Net
	assets		liabilities		Revenue		income (loss)

KTN	~~W~~	144,953	~~W~~	90,054	~~W~~	213,099	(~~W~~2,146)
KTR		295,093		232,842		64,915	7,380
KT M&S (formerly, “KTF M&S Co., Ltd.”)		199,467		152,702		343,654	(35,619)
KTDS (formerly, “KT Data Systems Co., Ltd.”)		102,911		83,491		163,193	3,768
KT Internal Venture Fund No. 2		5,061		21		142	(475)
KTL		66,940		60,557		37,429	5,785
KT New Business Fund No. 1		11,275		168		—	113
TSC		113,212		83,518		113,184	3,248
KT Tech (formerly, “KTF Technologies, Inc.”)		94,201		88,243		246,205	(19,140)
KT Capital		1,422,979		1,257,081		105,385	14,913
KTH		222,136		47,147		91,947	831
Sofnics Inc.		1,144		101		398	(176)
JB Edu		3,204		432		1,263	(4,452)
KT M Hows (formerly, “KTF M Hows Co., Ltd.”)		12,609		6,459		20,082	(134)
Sidus FNH Co.		16,706		5,740		3,204	(2,521)
Nasmedia, Inc.		54,967		27,627		8,918	1,203
KT Music (formerly, “KTF Music Corporation”)		37,537		10,911		30,115	(651)
KTP		152,031		72,623		92,725	8,894
KTSC		102,859		40,710		28,266	8,974
Sidus FNH Benex Cinema Investment Fund		21,549		158		1,446	(2,851)
KTC		41,800		34,389		26,731	(485)
KTAI		5,608		1,789		5,942	(205)
KTCC		2,410		370		2,101	164
KTJ		17,847		13,336		18,420	1,146
PT. KT Indonesia (formerly, “PT. KTF Indonesia”)		124		4		312	(3)
NTC		224,140		19,542		72,064	24,596
KTSC Investment Management B.V.		66,502		116		381	(3,900)
Company K Movie Asset Fund No. 1		14,598		—		33	(73)
KT-Global New Media Fund		10,968		996		—	(1,663)
KTF-CJ Music Contents Investment Fund (formerly, “Centurion Music 1”)		11,288		1,435		536	(141)
Shinhan-KT Mobilecard Co., Ltd. (formerly, “Shinhan-KTF Mobilecard Co., Ltd.”)		815		97		73	(699)
KT-DoCoMo Mobile Investment Fund (formerly, “KTF-DoCoMo Mobile Investment Fund”)		10,026		78		61	85
Boston Film Fund		11,110		163		112	(53)
KTD		31,047		35,220		7,206	(28,754)
KITF		332,455		—		10,241	(545)
KBSi Co., Ltd.		19,994		4,086		22,783	1,457
Boston Global Film & Contents Fund Limited Partnership		32,093		495		—	198
KDB		584,641		346,631		292,849	15,884
Sky Life Contents Fund		17,582		139		976	835
Everyshow		7,760		2,910		3,270	(914)

	September 30, 2009 (9 months)
	Total	Total		Net
	assets	liabilities	Revenue	income (loss)
Harex Info Tech Inc.	1,326	1,093	1,317	(925)
Kiwoom Investment Co., Ltd.	36,331	59	3,242	894
Goodmorning F Co., Ltd.	15,447	6,763	35,013	990
CU Industrial Development Co., Ltd. (formerly, “CURD”)	85,303	46,820	12,814	(5,826)
KID	119,984	38,125	171,592	12,686
KIS	101,655	28,127	119,679	7,115
eNtoB Corp.	54,451	27,832	396,383	311
MOS Facilities Co., Ltd. (formerly, “Mostech Co., Ltd.”)	5,269	6,440	15,854	(1,402)
Wooridul Entertainment Investment Fund-1	7,506	—	23	(86)
MTC	34,992	7,576	17,919	1,452
Metropol Property LLC	2,612	805	1,195	751

	December 31, 2008 (12 months)
	Total		Total				Net
	assets		liabilities		Revenue		income (loss)

KTN	~~W~~	162,844	~~W~~	105,824	~~W~~	381,410	~~W~~	4,226
KTR		281,882		227,010		99,959		6,556
KT Capital		1,198,633		1,095,434		111,375		3,436
KT FDS Co., Ltd.		9,292		9,132		26,405		(2,293)
KT Internal Venture Fund No. 2		5,566		50		143		(3)
KTL		66,916		66,318		88,984		(7,323)
KT New Business Fund No. 1		11,366		136		366		229
TSC		114,544		88,099		145,990		(4,257)
KTDS (formerly, “KT DataSystems Co., Ltd.”)		41,861		29,334		58,905		527
KTH		205,493		25,821		137,708		7,672
Sofnics Inc.		740		21		164		(389)
JB Edu		5,035		811		222		(2,776)
KTF		8,056,122		3,690,273		8,346,220		164,579
Nasmedia, Inc.		59,597		33,459		13,414		3,483
KTP		146,135		75,621		113,232		6,211
KTSC		103,374		47,394		79,042		(1,973)
Sidus FNH Co.		18,222		4,732		16,473		(4,083)
Olive Nine Co., Ltd.		43,666		29,453		40,154		(8,395)
KTC		41,610		33,713		46,105		1,057
Sidus FNH Benex Cinema Investment Fund		24,243		—		1,601		(5,649)
KT Tech (formerly, “KTF Technologies, Inc.”)		117,161		92,063		360,963		(28,504)
KTAI		6,613		2,377		9,040		264
KTCC		2,083		84		2,464		555
KTJ		14,423		10,808		19,873		1,719
NTC		233,546		24,810		140,781		42,327
KTSC Investment Management B.V.		59,675		30		2,154		(2,101)
Company K Movie Asset Fund No. 1		14,671		—		—		(329)
KT-Global New Media Fund		11,654		19		—		(365)
KTD		62,779		38,198		44,325		804
Metropol Property LLC		1,310		33		847		403
KBSi Co., Ltd.		21,638		7,188		31,526		3,926
KITF		332,724		—		19,742		7,518
Sky Life Contents Fund		16,798		189		795		(5,602)
Everyshow		6,301		538		1,359		(1,287)
KDB		508,039		287,103		386,958		31,225
Kiwoom Investment Co., Ltd.		34,651		177		6,146		316
Goodmorning F Co., Ltd.		12,476		4,791		54,851		1,654
CU Industrial Development Co., Ltd. (formerly, “CURD”)		83,655		39,607		67,241		24,374
KID		103,117		31,191		211,410		2,020
KIS		94,355		26,921		149,293		11,654
MOS Facilities Co., Ltd. (formerly, “Mostech Co., Ltd.”)		6,892		6,661		21,135		(1,535)
Wooridul Entertainment Investment Fund-1		7,594		1		68		(407)
eNtoB Corp.		79,327		52,189		756,983		2,635
MTC		40,992		7,769		28,167		3,799

7. PROPERTY AND EQUIPMENT
Property and equipment as of September 30, 2009 and December 31, 2008 are summarized as follows (in millions of Korean won):

	September 30, 2009		December 31, 2008

Property and Equipment, at cost	~~W~~	48,114,562	~~W~~	37,127,620
Less accumulated depreciation		(34,163,936)		(26,465,115)
Less accumulated impairment loss		(23)		(1,590)
Less contribution of construction		(194,848)		(232,241)

Net	~~W~~	13,755,755	~~W~~	10,428,674

Changes in property and equipment for the nine months ended September 30, 2009 and the year ended December 31, 2008 are as follows (in millions of Korean won):

	September 30, 2009 (9 months)
			Increase		Acquisition cost
	January 1,		by merger		(including capital					Others	September
	2009		(Note 1)		expenditures)		Disposal	Depreciation		(Note 2)	30, 2009

Land	~~W~~	1,138,193	~~W~~	118,692	~~W~~	—	(~~W~~2,384)	~~W~~	—	(~~W~~8,814)	~~W~~	1,245,687
Buildings		3,015,577		329,426		24	(11,459)		(106,305)	63,535		3,290,798
Structures		152,341		8,627		—	(363)		(10,876)	(324)		149,405
Telecommunications equipment		5,771,207		3,206,308		5,634	(27,883)		(1,418,849)	594,923		8,131,340
Vehicles		2,465		1,459		—	(83)		(1,222)	60		2,679
Others		168,315		173,309		4,948	(1,586)		(95,356)	52,049		301,679
Construction-in-progress		180,576		81,286		1,096,708	—		—	(724,403)		634,167

	~~W~~	10,428,674	~~W~~	3,919,107	~~W~~	1,107,314	(~~W~~43,758)		(~~W~~1,632,608)	(~~W~~22,974)	~~W~~	13,755,755

	December 31, 2008 (12 months)
			Acquisition cost
	January 1,		(including capital					Impairment		Others		December
	2008		expenditures)		Disposal	Depreciation		loss		(Note 2)		31, 2008

Land	~~W~~	1,103,479	~~W~~	—	(~~W~~4,664)	~~W~~	—	~~W~~	—	~~W~~	39,378	~~W~~	1,138,193
Buildings		2,921,588		139	(25,774)		(130,444)		—		250,068		3,015,577
Structures		168,131		37	(7,520)		(14,658)		—		6,351		152,341
Telecommunications equipment		5,820,762		10,283	(39,931)		(1,841,229)		(1,565)		1,822,887		5,771,207
Vehicles		4,162		—	(14)		(1,907)		—		224		2,465
Others		176,126		21,949	(1,650)		(111,769)		—		83,659		168,315
Construction-in-progress		254,370		2,154,431	—		—		—		(2,228,225)		180,576

Total	~~W~~	10,448,618	~~W~~	2,186,839	(~~W~~79,553)		(~~W~~2,100,007)		(~~W~~1,565)		(~~W~~25,658)	~~W~~	10,428,674

(Note 1)	The amount is newly included due to the merger with KTF on June 1, 2009.

(Note 2)	Others consist mainly of transfers from construction-in-progress to machinery, an increase in contribution for construction and reclassifications.

8. INTANGIBLE ASSETS
Changes in intangible assets for the nine months ended September 30, 2009 and the year ended December 31, 2008 are as follows (in millions of Korean won):

	September 30, 2009 (9 months)
	January 1,		Increase by							September
	2009		Merger (Note)		Increase		Amortization	Others		30, 2009

Goodwill	~~W~~	—	~~W~~	140,956	~~W~~	—	(~~W~~43,371)	~~W~~	—	~~W~~	97,585
Industrial rights		5,052		4,583		228	(926)		112		9,049
Development costs		187,361		865		24,212	(73,591)		(266)		138,581
Software		85,622		46,881		26,499	(25,719)		(127)		133,156
Frequency usage rights		69,253		701,821		—	(47,592)		—		723,482
Others		49,758		29,104		1,501	(7,644)		(820)		71,899

	~~W~~	397,046	~~W~~	924,210	~~W~~	52,440	(~~W~~198,843)		(~~W~~1,101)	~~W~~	1,173,752

	December 31, 2008 (12 months)
	January 1,						December 31,
	2008		Increase		Amortization	Others	2008

Industrial rights	~~W~~	4,759	~~W~~	1,257	(~~W~~950)	(~~W~~14)	~~W~~	5,052
Development costs		201,798		98,042	(111,624)	(855)		187,361
Software		86,863		27,100	(27,947)	(394)		85,622
Frequency usage rights		91,142		—	(21,889)	—		69,253
Others		55,176		1,175	(6,593)	—		49,758

Total	~~W~~	439,738	~~W~~	127,574	(~~W~~169,003)	(~~W~~1,263)	~~W~~	397,046

(Note)	The amount is newly included due to the merger with KTF on June 1, 2009.
The components of intangible assets as of September 30, 2009 and December 31, 2008 are as follows (in millions of Korean won):

	September 30, 2009
			Accumulated	Accumulated
	Acquisition cost		amortization	impairment loss		Book value

Goodwill	~~W~~	1,236,078	(~~W~~1,138,493)	~~W~~	—	~~W~~	97,585
Industrial rights		21,856	(12,807)		—		9,049
Development costs		660,812	(522,231)		—		138,581
Software		332,684	(199,528)		—		133,156
Frequency usage rights		1,342,023	(618,541)		—		723,482
Others		202,509	(123,544)		(7,066)		71,899

	~~W~~	3,795,962	(~~W~~2,615,144)		(~~W~~7,066)	~~W~~	1,173,752

	December 31, 2008
			Accumulated	Accumulated
	Acquisition cost		amortization	impairment loss		Book value

Industrial rights	~~W~~	13,586	(~~W~~8,534)	~~W~~	—	~~W~~	5,052
Development costs		637,573	(450,212)		—		187,361
Software		213,989	(128,367)		—		85,622
Frequency usage rights		125,800	(56,547)		—		69,253
Others		133,209	(76,385)		(7,066)		49,758

Total	~~W~~	1,124,157	(~~W~~720,045)		(~~W~~7,066)	~~W~~	397,046

The Company’s research and ordinary development expenses amounted to ~~W~~154,598 million and ~~W~~173,413 million for the nine months ended September 30, 2009 and 2008, respectively.
9. LONG-TERM ACCOUNTS PAYABLE-OTHER
Long-term accounts payable-other relating to the purchase of the license of 2GHz frequency band was transferred to the Company due to the merger with KTF. Future payment schedule of the license fees payable as of September 30, 2009 is as follows (in millions of Korean won):

Year ending September 30,

2010	~~W~~	150,000
2011		170,000

Sub-total		320,000
Less:
Current portion, less present value discount of 3,190 million		(150,000)
Present value discount		(10,968)

Net	~~W~~	159,032

Other long-term accounts payable-other		125,854
Other present value discount		—

Total: Long-term accounts payable-other		295,854
Less present value discount		(10,968)

10. BONDS AND LONG-TERM BORROWINGS
a. Bonds
Bonds as of September 30, 2009 and December 31, 2008 are summarized as follows (in thousands of U.S. dollars and millions of Japanese yen and Korean won):

	September 30, 2009
				Maturity	Interest rate
Type	Issue date	Amount		(Note 4)	per annum
MTNP notes (Note 1)	6/24/2004	~~W~~	713,220	6/24/2014	5.88%
		(USD 600,000)
MTNP notes (Note 1)	9/7/2004	~~W~~	118,870	9/7/2034	6.50%
		(USD 100,000)
MTNP notes (Note 1)	7/15/2005	~~W~~	475,480	7/15/2015	4.88%
		(USD 400,000)
MTNP notes (Note 1)	5/3/2006	~~W~~	237,740	5/3/2016	5.88%
		(USD 200,000)
Euro bonds	4/11/2007	~~W~~	237,740	4/11/2012	5.13%
		(USD 200,000)
FR notes (Note 4)	9/11/2008	~~W~~	237,740	9/11/2013	LIBOR(3M)+1.5%
		(USD 200,000)
The 132nd Public bond	2/9/2001		70,000	2/9/2011	7.68%
The 159th Public bond	10/27/2003		300,000	10/27/2013	5.39%
The 160th Public bond	11/24/2003		200,000	11/24/2010	5.45%
The 161st Public bond	12/23/2003		230,000	12/23/2010	5.61%
The 162nd Public bond	2/27/2004		320,000	2/27/2011	5.52%
The 163rd Public bond	3/30/2004		170,000	3/30/2014	5.51%
The 164th Public bond	6/21/2004		260,000	6/21/2011	5.22%
The 165-1st Public bond	8/26/2004		130,000	8/26/2011	4.22%
The 165-2nd Public bond	8/26/2004		140,000	8/26/2014	4.44%
The 166-1st Public bond	3/21/2005		220,000	3/21/2010	4.37%
The 166-2nd Public bond	3/21/2005		100,000	3/21/2012	4.57%
The 167-1st Public bond	4/20/2005		100,000	4/20/2012	4.59%
The 167-2nd Public bond	4/20/2005		100,000	4/20/2015	4.84%
The 168-1st Public bond	6/21/2005		240,000	6/21/2012	4.43%
The 168-2nd Public bond	6/21/2005		90,000	6/21/2015	4.66%
The 169th Public bond	4/3/2007		140,000	4/3/2012	5.01%

	September 30, 2009
				Maturity	Interest rate
Type	Issue date	Amount		(Note 4)	per annum
The 170th Public bond (Note 4)	1/11/2008		164,850	1/11/2011	TIBOR(3M)+0.6%
			(JPY 12,500)
The 171st Public bond	2/28/2008		100,000	2/28/2013	5.41%
The 172-1st Public bond (Note 4)	3/31/2008		59,435	3/31/2011	LIBOR(3M)+1.5%
			(USD 50,000)
The 172-2nd Public bond (Note 4)	3/31/2008		130,757	3/31/2012	LIBOR(3M)+1.6%
			(USD 110,000)
The 173-1st Public bond	8/6/2008		100,000	8/6/2013	6.49%
The 173-2nd Public bond	8/6/2008		100,000	8/6/2018	6.62%
The 174-1st Public bond	12/19/2008		100,000	12/19/2010	5.34%
The 174-2nd Public bond	12/19/2008		130,000	12/19/2011	5.56%
The 175-1st Public bond	2/27/2009		40,000	2/27/2012	4.80%
The 175-2nd Public bond	2/27/2009		360,000	2/27/2014	5.47%
The 176-1st Public bond	5/28/2009		100,000	5/28/2012	4.37%
The 176-2nd Public bond	5/28/2009		170,000	5/28/2014	5.06%
The 176-3rd Public bond	5/28/2009		260,000	5/28/2016	5.24%
Exchangeable bond (Note 2)	5/27/2009		319,160	5/27/2014	2.02%
			(USD 253,261)
The 47-2nd Public bond (Note 3)	7/12/2004		70,000	7/12/2011	5.32%
The 48th Public bond (Note 3)	2/15/2005		200,000	2/15/2010	5.31%
The 49th Public bond (Note 3,4)	2/25/2008		208,023	2/25/2011	LIBOR(3M)+1.5%
			(USD 175,000)
The 50th Public bond (Note 3,4)	4/28/2008		92,316	4/28/2011	TIBOR(3M)+1.6%
			(JPY 7,000)
The 51-1st Public bond (Note 3,4)	6/20/2008		112,926	6/20/2011	LIBOR(3M)+1.6%
			(USD 95,000)
The 51-2nd Public bond (Note 3)	6/20/2008		70,000	6/20/2013	6.41%
The 52-1st Public bond (Note 3)	8/4/2008		100,000	8/4/2011	6.20%
The 52-2nd Public bond (Note 3)	8/4/2008		100,000	8/4/2013	6.64%
The 53-1st Public bond (Note 3)	12/1/2008		20,000	12/1/2010	8.23%
The 53-2nd Public bond (Note 3)	12/1/2008		180,109	12/1/2011	8.36%

Total			8,118,366

Less current portion (not including discounts on bonds of ~~W~~160 million)			(420,000)

Long-term portion			7,698,366
Discount on bonds			(37,266)
Exchangeable right adjustment			(23,188)

Net		~~W~~	7,637,912

	December 31, 2008
				Maturity	Interest rate
Type	Issue date	Amount		(Note 4)	per annum

MTNP notes (Note 1)	6/24/2004	~~W~~	754,500	6/24/2014	5.88%
		(USD 600,000)
MTNP notes (Note 1)	9/7/2004	~~W~~	125,750	9/7/2034	6.50%
		(USD 100,000)
MTNP notes (Note 1)	7/15/2005	~~W~~	503,000	7/15/2015	4.88%
		(USD 400,000)
MTNP notes (Note 1)	5/3/2006	~~W~~	251,500	5/3/2016	5.88%
		(USD 200,000)
Euro bonds	4/11/2007	~~W~~	251,500	4/11/2012	5.13%
		(USD 200,000)
FR notes (Note 4)	9/11/2008	~~W~~	251,500	9/11/2013	LIBOR(3M)+1.5%
		(USD 200,000)
The 132nd Public bond	2/9/2001	~~W~~	70,000	2/9/2011	7.68%
The 154th Public bond	7/31/2002		220,000	7/31/2009	6.70%
The 156th Public bond	9/30/2002		180,000	9/30/2009	6.35%
The 159th Public bond	10/27/2003		300,000	10/27/2013	5.39%
The 160th Public bond	11/24/2003		200,000	11/24/2010	5.45%
The 161st Public bond	12/23/2003		230,000	12/23/2010	5.61%
The 162nd Public bond	2/27/2004		320,000	2/27/2011	5.52%
The 163rd Public bond	3/30/2004		170,000	3/30/2014	5.51%
The 164th Public bond	6/21/2004		260,000	6/21/2011	5.22%
The 165-1st Public bond	8/26/2004		130,000	8/26/2011	4.22%
The 165-2nd Public bond	8/26/2004		140,000	8/26/2014	4.44%
The 166-1st Public bond	3/21/2005		220,000	3/21/2010	4.37%
The 166-2nd Public bond	3/21/2005		100,000	3/21/2012	4.57%
The 167-1st Public bond	4/20/2005		100,000	4/20/2012	4.59%
The 167-2nd Public bond	4/20/2005		100,000	4/20/2015	4.84%
The 168-1st Public bond	6/21/2005		240,000	6/21/2012	4.43%
The 168-2nd Public bond	6/21/2005		90,000	6/21/2015	4.66%
The 169th Public bond	4/3/2007		140,000	4/3/2012	5.01%
The 170th Public bond (Note 4)	1/11/2008		174,236	1/11/2011	TIBOR(3M)+0.6%
		(JPY 12,500)
The 171st Public bond	2/28/2008		100,000	2/28/2013	5.41%
The 172-1st Public bond (Note 4)	3/31/2008		62,875	3/31/2011	LIBOR(3M)+1.5%
		(USD 50,000)
The 172-2nd Public bond (Note 4)	3/31/2008		138,325	3/31/2012	LIBOR(3M)+1.6%
		(USD 110,000)
The 173-1st Public bond	8/6/2008		100,000	8/6/2013	6.49%
The 173-2nd Public bond	8/6/2008		100,000	8/6/2018	6.62%
The 174-1st Public bond	12/19/2008		100,000	12/19/2010	5.34%
The 174-2nd Public bond	12/19/2008		130,000	12/19/2011	5.56%

Total			6,253,186

Less current portion (not including discounts on bonds of ~~W~~180 million)			(400,000)

Long-term portion			5,853,186

Discount on bonds			(37,288)

Net		~~W~~	5,815,898

(Note 1)	As of September 30, 2009, the Company has issued notes in the amount of USD 1,300 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered on the Singapore Stock Exchange, which allows issuance of notes up to USD 2,000 million and the unused balance under the program is USD 700 million.

(Note 2)	On May 27, 2009, the Company issued exchangeable bonds denominated in U. S. dollars with NTT DoCoMo, Inc. as follows (in millions of Korean won and thousands of USD):

Total issue amount:	~~W~~319,160 (USD 253,261)
Shares to be exchanged:	KT common stocks or KT ADRs
Period of exercise:	June 2, 2009 through May 27, 2014
Exchange price per share (in Korean won):	~~W~~40,743
Exchange rate at exercise (in Korean won):	~~W~~1,359.9
Maturity date of bond:	May 27, 2014
Interest rate at maturity:	2.024%
Interest payment method:	Payable twice a year in arrears (every six months)
Repayment method:	Lump-sum payment on maturity date
Payment of issue amount:	12,105,785 shares of KTF owned by underwriter
Early redeemable right:	After three years from the issuing date, subject to the options to meet described on the contract, the issuer and holder can make early payments of the exchangeable bonds.
Total number of shares to be exchanged:	8,453,222 shares
Shares exchanged as of September 30, 2009:	None

(Note 3)	The bond is newly included due to the merger with KTF on June 1, 2009.

(Note 4)	The LIBOR (3M) is approximately 0.29% and the TIBOR (3M) is approximately 0.54% as of September 30, 2009.

b. Long-term Borrowings
Long-term borrowings as of September 30, 2009 and December 31, 2008 are as follows (in thousands of U.S. dollars and millions of Korean won):

	September 30, 2009				December 31, 2008
		Interest rate				Interest rate
	Maturity	per annum	Amount		Maturity	per annum	Amount

Informatization Promotion Fund (Note 1)	2010~2014	4.03~5.79%	~~W~~	32,542	2009~2013	5.61~5.91%	~~W~~	31,851
Inter-Korean Cooperation Fund (Note 1)	2026	2.00%		6,415	2026	2.00%		6,415
Facilities loans (Korea Development Bank)				59,435
(Notes 2 and 3)	2010	LIBOR(3M)+2%	(USD 50,000)		—	—		—
Facilities loans (Bank of Communications)				35,661
(Notes 2 and 3)	2011	LIBOR(3M)+2%	(USD 30,000)		—	—		—

Total				134,053				38,266
Less current portion				(56,492)				(10,208)

Net			~~W~~	77,561			~~W~~	28,058

(Note 1)	Above Informatization Promotion Funds are repayable in installments for three years after two year grace period and Inter-Korean Cooperation Fund is repayable in installments for thirteen years after seven year grace period.

(Note 2)	The borrowing is newly included due to the merger with KTF on June 1, 2009.

(Note 3)	The Libor (3M) is approximately 0.29% as of September 30, 2009.
c. Repayment Schedule
Repayment schedule of the Company’s bonds and long-term borrowings as of September 30, 2009 is as follows (in millions of Korean won):

	Bonds						Borrowings
Year ending		In local		In foreign		Sub-		Borrowings in		Borrowings in		Sub-
September 30,		currency		currency		total		local currency		foreign currency		total		Total

2010	~~W~~	420,000	~~W~~	—	~~W~~	420,000	~~W~~	8,944	~~W~~	47,548	~~W~~	56,492	~~W~~	476,492
2011		1,500,000		637,550		2,137,550		8,300		47,548		55,848		2,193,398
2012		1,030,109		368,497		1,398,606		8,473		—		8,473		1,407,079
2013		370,000		237,740		607,740		4,681		—		4,681		612,421
2014		1,140,000		1,032,380		2,172,380		2,144		—		2,144		2,174,524
Thereafter		550,000		832,090		1,382,090		6,415		—		6,415		1,388,505

Total	~~W~~	5,010,109	~~W~~	3,108,257	~~W~~	8,118,366	~~W~~	38,957	~~W~~	95,096	~~W~~	134,053	~~W~~	8,252,419

11. PROVISIONS
Changes in provisions for the nine months ended September 30, 2009 and the year ended December 31, 2008 are as follows (in millions of Korean won):

	September 30, 2009 (9 months)
			Increase				Decrease
	January 1,		Merger									September 30,
	2009		(Note 7)		Contribution		Reversal		Use	Other		2009

Current portion:
Litigation (Note 1)	~~W~~	19,572	~~W~~	—	~~W~~	745	~~W~~	—	(~~W~~2,867)	~~W~~	—	~~W~~	17,450
KT members point (Note 2)		681		—		—		(24)	(90)		—		567
KT points (Note 3)		4,774		—		—		—	(2,330)		1,919		4,363
Call bonus points (Note 4)		419		5,057		—		—	—		714		6,190
Loss from SI business (Note 5)		1,915		—		—		—	(1,915)		—		—

Sub total		27,361		5,057		745		(24)	(7,202)		2,633		28,570

Non-current portion:
KT points (Note 3)		7,099		—		1,270		(736)	—		(1,919)		5,714
Call bonus points (Note 4)		495		3,701		1,464		—	—		(714)		4,946
Asset retirement obligation (Note 6)		17,693		54,421		8,250		(684)	(2,630)		6,816		83,866

Sub total		25,287		58,122		10,984		(1,420)	(2,630)		4,183		94,526

Total	~~W~~	52,648	~~W~~	63,179	~~W~~	11,729		(~~W~~1,444)	(~~W~~9,832)	~~W~~	6,816	~~W~~	123,096

	December 31, 2008 (12 months)
	January 1,		Increase		Decrease				December 31,
	2008		Contribution		Reversal	Use	Other		2008

Current portion:
Litigation (Note 1)	~~W~~	32,849	~~W~~	18,747	(~~W~~1)	(~~W~~32,023)	~~W~~	—	~~W~~	19,572
KT members point (Note 2)		1,751		257	(1,045)	(282)		—		681
KT points (Note 3)		—		—	—	(5,414)		10,188		4,774
Call bonus points (Note 4)		—		—	—	(257)		676		419
Loss from SI business (Note 5)		2,294		5,598	—	(5,977)		—		1,915

Sub-total		36,894		24,602	(1,046)	(43,953)		10,864		27,361

Non-current portion:
KT points (Note 3)		20,087		—	(2,800)	—		(10,188)		7,099
Call bonus points (Note 4)		590		581	—	—		(676)		495
Asset retirement obligation (Note 6)		—		5,451	—	—		12,242		17,693

Sub-total		20,677		6,032	(2,800)	—		1,378		25,287

Total	~~W~~	57,571	~~W~~	30,634	(~~W~~3,846)	(~~W~~43,953)	~~W~~	12,242	~~W~~	52,648

(Note 1)	The amount recognized as litigation provision represents the estimate of payments required to settle the obligation.

(Note 2)	The Company recorded provisions for the KT members points with which VIP customers of the fixed-line or mobile telephone users are entitled to receive certain goods and other benefits up to ~~W~~25,000 per person.

(Note 3)	The amount recognized as call bonus points represents the estimate of payments for call bonus points which are provided to fixed-line customers based on the usage of the services. Once certain criteria are met, customers are entitled to receive certain goods and other benefits from the Company. Such provision is reviewed at each reporting date and adjusted to reflect the current best estimate when new estimates are necessary as a result of changes in circumstances, which were used as the bases for such estimates, or an acquisition of new information or additional experience on the usage rate, the expiration of points and others.

(Note 4)	The Company recorded provision for the Let’s 010 (KT-PCS) call bonus points with which its PCS subscribers are entitled to receive certain goods and other benefits from the Company.

(Note 5)	The estimated losses on the SI business in progress were recognized as the provision.

(Note 6)	When the Company is responsible for restoration of leased facility after termination of the lease contract, the present value of expected future expenditure for the restoration is recorded as a liability.

(Note 7)	The provision is newly included due to the merger with KTF on June 1, 2009.
12. TRANSACTIONS AND BALANCES WITH RELATED PARTIES
The list of subsidiaries of the Company as of September 30, 2009 is as follows:

Type of control	Subsidiaries

Direct control	KTH, KTSC, KTP, KTN, KTL, TSC, KTR, KT Capital, Sidus FNH Co., Ltd., KTDS, Nasmedia, Inc., JB Edu, Sofnics Inc., KT Tech (formerly, “KTF Technologies, Inc.”), KT M Hows (formerly, “KTF M Hows Co., Ltd.”), KT M&S (formerly, “KTF M&S Co., Ltd.”), KT Music (formerly, “KTF Music Corporation”), KT Internal Venture Fund No.2, Sidus FNH Benex Cinema Investment Fund, KT New Business Fund No.1, KTAI, NTC, KTJ, KTCC, KTSC Investment Management B.V. and PT. KT Indonesia (formerly, “PT. KTF Indonesia)

Indirect control through KTH	KTC

Indirect control through KT Music	Doremi Media

Indirect control through KT Capital	Vanguard Private Equity Fund

Indirect control through KTSC	East Telecom and Super iMax
Investment Management B.V.

Significant account balances with related parties as of September 30, 2009 and December 31, 2008 are summarized as follows (in millions of Korean won):

		September 30,		December 31,
Related party	Account	2009		2008

Subsidiary:
KTF	Receivables	~~W~~	—	~~W~~	52,750
	Payables		—		172,700
	Key money deposits
	received		—		21,392
KTH	Receivables		1,193		1,320
	Accrued expenses		12,308		12,046
KTN	Receivables		6,267		5,413
	Payables		10,440		42,912
KTL	Receivables		74		99
	Payables		13,492		24,188
KT Tech (formerly, “KTF Technologies, Inc.”)	Receivables		1,727		2,496
	Payables		63,122		11,117
KTR	Receivables		21		60
	Payables		60,868		56,128
KT Capital	Receivables		5		1
	Payables		45,589		42,074
KTDS	Receivables		6,094		5
	Payables		71,314		27,864
KT M&S (formerly, “KTF M&S Co., Ltd.”)	Receivables		28,079		—
	Payables		545		—
Others	Receivables		10,045		6,510
	Payables		31,266		25,080
Equity method investee	Receivables		7,586		9,031
	Payables		84,871		100,824

Total	Receivables	~~W~~	61,091	~~W~~	77,685

	Payables	~~W~~	393,815	~~W~~	536,325

Significant transactions with related parties for the three months and nine months ended September 30, 2009 and 2008 are summarized as follows (in millions of Korean won):

			Three months		Nine months		Three months		Nine months
			ended		ended		ended		ended
			September 30,		September 30,		September 30,		September 30,
Related party	Transactions	Account	2009		2009		2008		2008

Subsidiary:

KTF	Leased line charges and other	Operating revenue	~~W~~	—	~~W~~	185,302	~~W~~	116,238	~~W~~	343,527
	Purchase of PCS networks and other	Operating expense		—		282,319		176,904		562,087
KTH	Leased line charges and other	Operating revenue		2,298		6,738		3,785		8,707
	Commission and other	Operating expense		17,086		48,267		9,384		29,765
KTN	Leased line charges and other	Operating revenue		20,140		33,606		15,322		30,305
	Cost of system integration
	(“SI“), network integration business and other	Operating expense		24,142		62,208		25,390		92,731
KTL	Leased line charges and other	Operating revenue		169		851		207		837
	Commissions and other	Operating expense		18,235		51,674		17,833		53,912
KT Tech (formerly, “KTF Technologies,	Telecommunication revenue and other	Operating revenue		271		1,305		959		1,934
Inc.”)	Cost of goods sold and other	Operating expense		58,619		104,150		6,317		41,549
KTR	Telecommunication revenue and other	Operating revenue		143		308		552		1,474
	Commissions and other	Operating expense		10,451		30,386		11,150		33,850
KT Capital	Telecommunication revenue and other	Operating revenue		35		78		20		55
	Commissions and other	Operating expense		972		2,996		524		875
KTDS	Telecommunication revenue and other	Operating revenue		1,919		5,740		1,214		1,214
	Commissions and other	Operating expense		63,473		142,520		17,845		17,845
KT M&S (formerly, “KTF M&S Co., Ltd.”)	Telecommunication revenue and other	Operating revenue		121,051		164,357		—		—
	Commissions and other	Operating expense		61,930		85,956		—		—
Other	Telecommunication revenue and other	Operating revenue		10,370		24,550		5,335		16,073
	Commissions and other	Operating expense		20,213		42,738		2,257		28,182
Equity method investee	Telecommunication revenue and other			47,249		96,933		24,891		81,125
	Commissions and other			200,651		505,471		191,736		582,972

Total		Revenues	~~W~~	203,645	~~W~~	519,768	~~W~~	168,523	~~W~~	485,251
		Expenses	~~W~~	475,772	~~W~~	1,358,685	~~W~~	459,340	~~W~~	1,443,768

Compensation to key management personnel of the Company for the nine months ended September 30, 2009 and 2008 are as follows (in millions of Korean won):

	For the three		For the nine		For the three		For the nine
	months ended		months ended		months ended		months ended
	September 30,		September 30,		September 30,		September 30,
	2009		2009		2009		2009		Description

Benefits	~~W~~	4,591	~~W~~	12,176	~~W~~	5,046	~~W~~	15,686	Salaries, bonuses, other allowances, retirement benefits, medical benefits and other
Share-based payment		275		776		355		1,065	Stock grants and others

Total	~~W~~	4,866	~~W~~	12,952	~~W~~	5,401	~~W~~	16,751

The Company considers management of vice president or higher, who have the authority and responsibility for planning, operation and control and are in charge of business or division unit, and non-permanent directors as key management personnel.
13. COMMON STOCK
As of September 30, 2009, the Company’s number of shares authorized are 1,000,000,000 shares with par value of ~~W~~5,000 per share.
As of September 30, 2009 and December 31, 2008, the number of shares issued by the Company are 261,111,808 shares and 273,535,700 shares, respectively, and the common stock amounted to ~~W~~1,564,499 million and ~~W~~1,560,998 million, respectively. The Company retired 51,787,959 treasury shares and 38,663,959 treasury shares by charges against retained earnings through September 30, 2009 and December 31, 2008, respectively. Therefore, the common stock amount differs from the amount resulting from multiplying the number of shares issued by ~~W~~5,000 par value of common stock.

14. COMPREHENSIVE INCOME
Comprehensive income for the three months and nine months ended September 30, 2009 and 2008 are as follows (in millions of Korean won):

	Three months		Nine months		Three months		Nine months
	ended		ended		ended		ended
	September 30,		September 30,		September 30,		September 30,
Description	2009		2009		2008		2008

Net income	~~W~~	351,386	~~W~~	947,036	~~W~~	161,397	~~W~~	476,002
Cumulative effect of a change in accounting policy		—		—		—		2,621
Other comprehensive income:
Unrealized gain on available-for-sale securities
(Tax effect: (~~W~~20) million and (~~W~~100) million for the three months and nine months ended September 30, 2009, and ~~W~~512 million and ~~W~~607 million for the three months and nine months ended September 30, 2008)		1		287		(1,352)		(1,601)
Increase in equity of associates
(Tax effect: ~~W~~1,375 million and ~~W~~11 million for the three months and nine months ended September 30, 2009, and (~~W~~2,470) million and (~~W~~3,053) million for the three months and nine months ended September 30, 2008)		(10,795)		(2,948)		13,301		27,849
Decrease in equity of associates
(Tax effect: ~~W~~1,749 million and ~~W~~3,295 million for the three and nine months ended September 30, 2009 and (~~W~~466) million and (~~W~~2,321) million for the three and nine months ended September 30, 2008)		(8,104)		(7,843)		(4,730)		14,274
Gain on valuation of derivatives for cash flow hedge
(Tax effect: (~~W~~6,859) million and (~~W~~5,488) million for the three months and nine months ended September 30, 2009, and (~~W~~2,296) million and (~~W~~4,439) million for the three months and nine months ended September 30, 2008)		24,319		20,503		6,054		11,704
Loss on valuation of derivatives for cash flow hedge
(Tax effect: (~~W~~8,653) million and (~~W~~1,478) million for the three months and nine months ended September 30, 2009, and (~~W~~181) million and ~~W~~205 million for the three months and nine months ended September 30, 2008)		30,679		(16,258)		477		(541)

Comprehensive income	~~W~~	387,486	~~W~~	940,777	~~W~~	175,147	~~W~~	530,308

15. SHARE-BASED PAYMENT
The Company granted stock options to its executive officers and directors as of September 30, 2009 in accordance with the stock option plan approved by its board of directors of which details are as follows:

	1st grant		2nd grant		3rd grant		4th grant		5th grant		KTF-2nd(Note)		KTF-3rd(Note)		KTF-4th(Note)

Grant date	Dec. 26, 2002		Sep. 16, 2003		Dec. 12, 2003		Feb. 4, 2005		Apr. 28, 2005		Mar. 25, 2002		Sep. 8, 2003		Mar. 4, 2005
Grantee	Executives		Outside directors		Executives		Executives		Executives		Executives		CEO, Executives and Outside directors		Executives and Outside directors
Number of basic allocated shares upon grant		460,000		36,400		80,000		50,800		45,700		32,222		452,757		92,637
Number of additional shares related to business performance upon grant		220,000		—		40,000		20,000		20,000		—		—		—
Number of shares expected to be exercised upon grant		562,958		36,400		106,141		60,792		55,692		32,222		452,757		92,637
Number of settled or forfeited shares		191,326		33,400		106,141		10,800		65,700		11,652		232,848		13,437
Number of allocated shares as of September 30, 2009		300,415		3,000		—		40,000		—		20,570		219,909		79,200
Number of additional shares related to business performance as of September 30, 2009		71,217		—		—		3,153		—		—		—		—
Number of shares expected to be exercised		371,632		3,000		—		43,153		—		20,570		219,909		79,200
Fair value (in Korean won)	~~W~~	22,364	~~W~~	12,443	~~W~~	10,926	~~W~~	12,322	~~W~~	10,530	~~W~~	1,146	~~W~~	2,566	~~W~~	4,328
Total compensation cost (in millions of Korean won)	~~W~~	8,311	~~W~~	38	~~W~~	—	~~W~~	531	~~W~~	—	~~W~~	24	~~W~~	564	~~W~~	343
Exercise price (in Korean won)	~~W~~	70,000	~~W~~	57,000	~~W~~	65,000	~~W~~	54,600	~~W~~	50,400	~~W~~	62,814	~~W~~	41,711	~~W~~	42,684
Exercise period	Dec. 27, 2004		Sep. 17, 2005		Dec. 13, 2005		Feb. 5, 2007		Apr. 29, 2007		Mar. 26, 2005		Sep. 9, 2005		Mar. 5, 2007
	~Dec. 26, 2009		~Sep. 16, 2010		~Dec. 12, 2010		~Feb. 4, 2012		~Apr. 28, 2012		~Mar. 25, 2010		~Sep. 8, 2010		~Mar. 4, 2012
Valuation method	Fair value method		Fair value method		Fair value method		Fair value method		Fair value method		Fair value method		Fair value method		Fair value method

(Note)	The stock options granted prior to the merger to the directors, officers or employees of KTF were converted into stock options granting the rights to purchase the stock of KT based on the merger ratio on June 1, 2009.
Upon exercise, the Company can elect one of the following settlement methods; an issuance of new shares, a provision of treasury stocks or cash settlement (cash and provision of treasury stocks) subject to its circumstances.

The Company adopted the fair value method to measure compensation costs based on the following valuation assumptions and methods are as follows:

	1st grant	2nd grant	3rd grant	4th grant	5th grant	KTF-2nd(Note)	KTF-3rd(Note)	KTF-4th(Note)

Risk free interest rate	5.46%	4.45%	5.09%	4.43%	4.07%	2.43%	2.43%	2.78%
Expected duration	4.5 years to 5.5 years	4.5 years	4.5 years to 5.5 years	4.5 years to 5.5 years	4.5 years to 5.5 years	0.5 years	0.6 years	1.5 years
Expected volatility	49.07% ~ 49.90%	34.49%	31.26% ~ 33.90%	33.41% ~ 42.13%	33.51% ~ 35.92%	30.63%	41.85%	35.03%
Expected dividend yield ratio	1.10%	1.57%	1.57%	5.86%	5.86%	3.54%	3.54%	3.54%

(Note)	The compensation cost for the stock option which is granted to the directors, officers or employees of KTF were recalculated considering risk-free rate, expected duration and other on the date of the merger.
Of total compensation costs calculated using the fair value method, the compensation costs recognized through September 30, 2009 are as follows (in millions of Korean Won):

	1st grant		2nd grant		3rd grant		4th grant		5th grant		KTF-2nd		KTF-3rd		KTF-4th		Total

Total compensation costs before adjustment	~~W~~	10,602	~~W~~	453	~~W~~	1,160	~~W~~	749	~~W~~	586	~~W~~	24	~~W~~	564	~~W~~	343	~~W~~	14,481
Total compensation costs cancelled		(2,291)		(415)		(1,160)		(218)		(586)		—		—		—		(4,670)

Total compensation costs after adjustment		8,311		38		—		531		—		24		564		343		9,811
Compensation costs recognized in prior periods		(8,311)		(38)		—		(531)		—		(24)		(564)		(343)		(9,811)

Compensation costs to be recognized		—		—		—		—		—		—		—		—		—

Details of stock grants to directors including chief executive officer are as follows:

	2nd grant	3rd grant	KTF-2nd grant (Note)

Grant date	March 27, 2008	May 7, 2009	September 20, 2007
Grantee	Registered directors	Registered directors	Registered directors
Estimated number of shares granted	13,345 shares	29,055 shares	11,790 shares
Vesting conditions	Service condition: one year Non-market performance condition: achievement of performance	Service condition: one year Non-market performance condition: achievement of performance	Service condition: six months Non-market performance condition: achievement of performance
Fair value per option (in Korean won)	~~W~~48,160	~~W~~36,200	~~W~~36,050
Total compensation costs (in Korean won)	~~W~~643 million	~~W~~1,052 million	~~W~~425 million
Estimated exercise date (exercise date)	During 2009	During 2010	During 2009
Valuation method	Fair value method	Fair value method	Fair value method

(Note)	The stock options granted prior to the merger to the directors, officers or employees of KTF were converted into stock options grants providing the rights to receive the stock of KT based on the merger ratio on June 1, 2009.
Above compensation costs were calculated based on the fair value method and charged to current operations until September 30, 2009 as follows (in millions of Korean won):

	2nd grant		3rd grant		KTF-2nd grant

Total compensation costs	~~W~~	643	~~W~~	1,052	~~W~~	425
Compensation costs recognized in prior periods		(643)		—		(425)
Compensation costs recognized in the current period		—		(776)		—

Compensation costs to be recognized after the current period	~~W~~	—	~~W~~	276	~~W~~	—

16. TREASURY STOCK
Changes in treasury stock for the nine months ended September 30, 2009 and the year ended December 31, 2008 are as follows (in millions of Korean won except for share data):

	September 30, 2009 (9 months)
	January 1, 2009			Increase			Disposal (Note)		Retirement		September 30, 2009
	Number of			Number of			Number of		Number of		Number of
	shares	Amount		shares	Amount		shares	Amount	shares	Amount	shares	Amount
Direct purchase by the Securities and Exchange Act	70,241,234	~~W~~	3,732,170	13,620,262	~~W~~	527,983	(45,632,074)	(~~W~~2,436,797)	(13,124,000)	(~~W~~508,912)	25,105,422	~~W~~	1,314,444
Indirect purchase through trust agreement and other	1,259,170		92,711	—		—	—	—	—	—	1,259,170		92,711

	71,500,404	~~W~~	3,824,881	13,620,262	~~W~~	527,983	(45,632,074)	(~~W~~2,436,797)	(13,124,000)	(~~W~~508,912)	26,364,592	~~W~~	1,407,155

	December 31, 2008 (12 months)
	January 1, 2008			Increase			Disposal		Retirement		December 31, 2008
	Number of			Number of			Number of		Number of		Number of
	shares	Amount		shares	Amount		shares	Amount	shares	Amount	shares	Amount
Direct purchase by the Securities and Exchange Act	70,256,407	~~W~~	3,732,977	1,666,700	~~W~~	73,807	(15,173)	(~~W~~807)	(1,666,700)	(~~W~~73,807)	70,241,234	~~W~~	3,732,170
Indirect purchase through trust agreement and other	1,259,170		92,711	—		—	—	—	—	—	1,259,170		92,711

	71,515,577	~~W~~	3,825,688	1,666,700	~~W~~	73,807	(15,173)	(~~W~~807)	(1,666,700)	(~~W~~73,807)	71,500,404	~~W~~	3,824,881

(Note)	Disposals include 45,626,480 shares reissued to KTF shareholders in consideration of the merger with KTF for the nine months ended September 30, 2009.
Above treasury stocks are expected to be used for the stock compensation to the Company’s directors and employees and other purposes.

17. OPERATING REVENUES
Operating revenues for the three months and nine months ended September 30, 2009 and 2008 are as follows (in millions of Korean won):

	Three months		Nine months		Three months		Nine months
	ended		ended		ended		ended
	September 30,		September 30,		September 30,		September 30,
	2009		2009		2008		2008

Internet connection	~~W~~	490,699	~~W~~	1,474,991	~~W~~	521,855	~~W~~	1,549,595
Internet application		110,803		315,484		96,331		260,883
Data communication		319,916		1,127,524		419,802		1,235,158
Fixed-line telephone		886,105		2,747,910		962,368		2,968,566
LM (Note 1)		284,951		887,693		340,633		1,063,271
PCS		1,639,690		2,571,055		249,484		764,744
System integration		51,117		157,528		57,652		171,094
Real estate		74,935		210,205		63,408		182,661
Goods sold (Note 2)		956,120		1,644,397		195,416		692,836
Other operating revenue		6,818		21,743		6,526		20,721

Operating revenue	~~W~~	4,821,154	~~W~~	11,158,530	~~W~~	2,913,475	~~W~~	8,909,529

(Note 1)	This represents revenue arising from the calls from fixed-line phone to mobile phone.

(Note 2)	This represents revenue arising from the sale of handset and others.

18. OPERATING EXPENSES
Operating expenses for the three months and nine months ended September 30, 2009 and 2008 are as follows (in millions of Korean won):

	Three months		Nine months		Three months		Nine months
	ended		ended		ended		ended
	September 30,		September 30,		September 30,		September 30,
	2009		2009		2008		2008

Salaries and wages	~~W~~	478,451	~~W~~	1,383,487	~~W~~	445,053	~~W~~	1,385,001
Share-based payment		275		776		355		1,065
Provision for severance indemnities		57,345		166,541		49,761		205,018
Employee welfare		127,380		397,843		114,684		345,418
Travel		5,191		12,391		4,595		16,318
Communications		6,291		9,311		5,177		32,625
Utilities		67,423		151,626		59,090		138,009
Taxes and dues		47,031		111,198		48,510		128,870
Supplies		7,448		15,830		4,507		17,676
Rent		61,283		112,384		18,677		52,924
Depreciation		656,044		1,596,777		524,871		1,429,775
Amortization		94,813		182,734		35,776		108,475
Repairs and maintenance		121,761		314,424		125,628		369,029
Automobile maintenance		6,172		15,455		6,190		17,194
Commissions		296,165		741,394		182,503		526,776
Advertising		50,494		91,722		17,153		66,355
Education and training		4,658		11,685		6,113		16,925
Research and development		60,836		154,598		59,428		173,413
Interconnection charges		305,686		693,189		183,950		545,167
Cost of services		122,968		494,190		193,301		560,146
Commissions for system integration service		39,620		129,552		55,658		162,515
International call settlement		64,907		180,589		54,714		173,347
Cost of goods sold		912,826		1,443,853		117,681		455,779
Promotion		286,741		510,175		64,877		213,144
Sales commission		510,490		1,014,313		174,603		633,457
Provision for doubtful accounts		3,536		33,799		22,714		78,943
Other		21,688		56,063		19,069		55,858

		4,417,523		10,025,899		2,594,638		7,909,222

Less transfer to other accounts		(9,470)		(28,419)		(10,591)		(29,784)

	~~W~~	4,408,053	~~W~~	9,997,480	~~W~~	2,584,047	~~W~~	7,879,438

19. NET INCOME PER SHARE
The Company’s net income per share for the three months and nine months ended September 30, 2009 and 2008 are computed as follows (in millions of Korean won, except for per share data):
a. Basic Net Income Per Share

	Three months		Nine months		Three months		Nine months
	ended		ended		ended		ended
	September 30,		September 30,		September 30,		September 30,
	2009		2009		2008		2008

Net income	~~W~~	351,386	~~W~~	947,036	~~W~~	161,397	~~W~~	476,002
Weighted average number of common shares outstanding		234,792,439		213,836,727		202,156,751		203,178,392

Basic net income per share (in Korean won)	~~W~~	1,497	~~W~~	4,429	~~W~~	798	~~W~~	2,343

Weighted-average number of treasury stocks for the nine months ended September 30, 2009 and 2008 is adjusted to weighted-average number of common shares outstanding.
Basic net income per share for the three months ended March 31, 2009, for the six months ended June 30, 2009, and for the year ended December 31, 2008 are ~~W~~693, ~~W~~2,932, ~~W~~2,217, respectively.
     b. Diluted Net Income Per Share

	Three months		Nine months		Three months		Nine months
	ended		ended		ended		ended
	September 30,		September 30,		September 30,		September 30,
	2009		2009		2008		2008

Adjusted net income	~~W~~	352,798	~~W~~	949,019	~~W~~	161,397	~~W~~	476,002
Dilutive potential common shares		8,453,222		3,932,451		—		—
Adjusted weighted average number of common shares		243,245,661		217,769,178		202,156,751		203,178,392

Diluted net income per share (in Korean won)	~~W~~	1,450	~~W~~	4,358	~~W~~	798	~~W~~	2,343

Diluted net income per share is calculated by dividing adjusted net income by the weighted average number of common shares including all dilutive potential common shares. Stock options have no dilutive effect and are excluded from the calculation of diluted net income per share.
Diluted net income per share for the three months ended March 31, 2009, for the six months ended June 30, 2009, and for the year ended December 31, 2008 are ~~W~~693, ~~W~~2,817, ~~W~~2,217, respectively.

(Note) Potential common shares as of September 30, 2009 and December 31, 2008 are as follows:

					Common shares to be issued
					September 30,	December 31,
	Par value	Issue date	Maturity date	Exercisable Period	2009	2008

Stock option	(Note 1)	December 26, 2002	December 26, 2009	Increase in the number of exercisable shares by 1/3 every year after two years from grant date	371,632	371,632
Stock option	(Note 2)	September 16, 2003	September 16, 2010	From 2 years after grant date till maturity date	3,000	3,000
Stock option	(Note 3)	February 4, 2005	February 4, 2012	Increase in the number of exercisable shares by 1/3 every year after two years from grant date	43,153	43,153
Stock option	(Note 4)	March 25, 2002	March 25, 2010	From 3 years after grant date till maturity date	20,570	—
Stock option	(Note 5)	September 8, 2003	September 8, 2010	From 2 years after grant date till maturity date	219,909	—
Stock option	(Note 6)	March 4, 2005	March 4, 2012	From 2 years after grant date till maturity date	79,200	—
Other share-based payment	(Note 7)	June, 20, 2007	In 2009	On maturity date, subject to the resolution of board of directors	11,790	—
Other share-based payment	(Note 7)	March, 27, 2008	In 2009	On maturity date, subject to the resolution of board of directors	13,345	29,481
Other share-based payment	(Note 7)	May, 7, 2009	In 2009	On maturity date, subject to the resolution of board of directors	29,055	—

Total					791,654	447,266

(Note 1)	Exercise price of ~~W~~70,000 per common share.

(Note 2)	Exercise price of ~~W~~57,000 per common share.

(Note 3)	Exercise price of ~~W~~54,600 per common share.

(Note 4)	Exercise price of ~~W~~62,814 per common share.

(Note 5)	Exercise price of ~~W~~41,711 per common share.

(Note 6)	Exercise price of ~~W~~42,684 per common share.

(Note 7)	Shares to be given subject to performance.

20. STATEMENT OF CASH FLOWS
The Statement of cash flows have been presented using the indirect method. Significant non-cash transactions for the nine months ended September 30, 2009 and 2008 are detailed as follows (in millions of Korean won):

	September 30, 2009		September 30, 2008

Acquisition of equity method investment securities by issuance of exchangeable bond	~~W~~	319,160	~~W~~	—
Increase in capital by merger with KTF		1,553,491		—
21. COMMITMENTS AND CONTINGENCIES
a. Legal Matters
On May 25, 2005, the Fair Trade Commission (“FTC”) imposed a fine of ~~W~~116,168 million to the Company related to local telephone services and leased line services for internet cafes. On September 14, 2005, the FTC imposed an additional fine of ~~W~~24,258 million to the Company related to domestic and international long-distance services. The Company expensed these fines for the year ended December 31, 2005.
The Company filed for judicial review of the fine imposed by FTC relating to local telephone services amounting to ~~W~~113,048 million to the Supreme Court. On June 23, 2009, the Supreme court finally confirmed that the FTC’s calculation for the fine needed to be revisited and, in response to the recalculation by FTC, the Company recorded ~~W~~18,148 million as non-operating income, which resulted from the recalculated fine amounting to ~~W~~94,900 million, and also recorded its interest totaling ~~W~~16,952 million as interest income, respectively.
The Company is also in various litigation as a defendant in other cases of which claim amounts totaled ~~W~~64,527 million (95 cases) as of September 30, 2009. The Company accrued ~~W~~17,450 million as provisions related to the litigation as of September 30, 2009. However, the final result of this litigation cannot be presently determined.

b. Commitments with Financial Institutions
As of September 30, 2009, major commitments with local financial institutions are as follows (in millions of Korean won and thousands of foreign currencies):

Commitment	Financial institution	Limit

Bank overdraft	Kookmin Bank	~~W~~	500,000
	Shinhan Bank		100,000
	Woori Bank		330,000

		~~W~~	930,000

Commercial paper	Korea Exchange Bank	~~W~~	100,000

Collateralized loan on accounts receivable -trade	Kookmin Bank	~~W~~	200,000
	Shinhan Bank		50,000
	Woori Bank		100,000
	Hana bank		100,000
	NH bank		3,000

		~~W~~	453,000

Letters of credit	Korea Exchange Bank	USD	5,000
	Shinhan Bank	USD	8

		USD	5,008

Collection for foreign currency denominated checks	Korea Exchange Bank	USD	1,000

As of September 30, 2009, guarantees received from financial institutions are as follows (in millions of Korean won and thousands of foreign currencies):

Guarantee	Financial institution	Limit		Used amount

Performance guarantee for construction	Export-Import Bank of Korea	USD	5,196	USD	2,271
		SAR	735	SAR	735
		DZD	103,452	DZD	25,863
	Korea Software Financial Cooperative and others	~~W~~	185,125	~~W~~	185,125
	Seoul Guarantee Insurance		29,044		29,044

	Sub total	~~W~~	214,169	~~W~~	214,169
		USD	5,196	USD	2,271
		SAR	735	SAR	735
		DZD	103,452	DZD	25,863

Performance guarantee	Korea Software Financial Cooperative and others	~~W~~	801	~~W~~	801

General Guarantee	Korea Exchange Bank	USD	1,000	USD	—
		~~W~~	300	~~W~~	200

		~~W~~	215,270	~~W~~	215,170
		USD	6,196	USD	2,271
		SAR	735	SAR	735
Total		DZD	103,452	DZD	25,863

As of September 30, 2009, guarantees provided by the Company for third party are as follows (in millions of Korean won):

Guarantee	Creditor	Limit	Used amount	Period

Eun-haeng 1-area urban environment improving project union	Kookmin Bank	2,600	2,600	2008.4.29 ~ 2011.3.31
c. Put and Call Combination Contract with Woori Investment & Securities Co., Ltd.
On December 26, 2008, the Company and Woori Investment & Securities Co., Ltd. entered into a “Put and Call Combination” contract based on the shares of KDB. Under this contract, during the period from December 26, 2009 to December 26, 2011, KT has the option to acquire 9,200,000 shares of KDB that were purchased by Woori Investment & Securities Co., Ltd. on December 26, 2008, and Woori Investment & Securities Co., Ltd. has the option to exercise the put option on such KDB shares to KT on December 26, 2011. The exercise price under the contract for both KT and Woori Investment & Securities Co., Ltd. is ~~W~~46,000 million.

d. Payment of a Handset Subsidy to PCS or WiBro Users
According to the provisions of the Telecommunications Business Law (“TBL”), the Company has provided a one time handset subsidy to eligible mobile phone users, who have subscribed to the Company’s service or any other mobile carriers for 18 consecutive months, within the next two years from March 27, 2006 to March 26, 2008.
Above handset subsidy program was terminated effective March 27, 2008, however, the Company currently provides a variety of handset subsidy programs to PCS or WiBro subscribers according to its operation policy and sets forth the programs in details in the service agreement. The handset subsidy provided by the Company is expensed as incurred.
22. DERIVATIVES
For the nine months ended September 30, 2009 and the year ended December 31, 2008, the Company entered into various derivatives contracts with financial institutions. Details of these derivative contracts are as follows:

Type of transaction	Financial institution	Description

Interest rate swaps	Merrill Lynch and 5 others	Exchange fixed interest rate for variable interest rate for a specified period
Currency swaps	Merrill Lynch and 4 others	Exchange foreign currency cash flow for local currency cash flow
Combined interest rate currency swap	Merrill Lynch and 17 others	Exchange foreign currency fixed (variable) swaps interest rate for local currency variable (fixed) interest
Put option	PT BIMANTARA CITRA Tbk	A contract giving the right to sell an underlying security (PT. Mobile-8) at a specified price

The assets and liabilities relating to outstanding contracts as of September 30, 2009 and December 31, 2008 are as follows (in thousands of U.S. dollars and Japanese yen, and millions of Korean won):

	September 30, 2009
			Fair value
	Contract		Assets		Assets		Liabilities		Liabilities
Type of transaction	amount		(Current)		(Non-current)		(Current )		(Non-current )

Interest rate swap(Note)	~~W~~	180,000
	USD	100,000	~~W~~	—	~~W~~	126	~~W~~	5,971	~~W~~	—
Currency swap(Note)	USD	220,000		—		52,881		—		3,102
Combined interest rate	USD	1,410,000
currency swap(Note)	JPY	19,500,000		—		267,390		—		—

	~~W~~	180,000
	USD	1,730,000
Total	JPY	19,500,000	~~W~~	—	~~W~~	320,397	~~W~~	5,971	~~W~~	3,102

	December 31, 2008
			Fair value
	Contract		Assets		Assets		Liabilities		Liabilities
Type of transaction	amount		(Current)		(Non-current)		(Current )		(Non-current )

Interest rate swap	~~W~~	231,240
	USD	100,000	~~W~~	—	~~W~~	—	~~W~~	13,008	~~W~~	—
Currency swap(Note)	USD	220,000		14,793		57,334		—		—
Combined interest rate	USD	1,060,000
currency swap(Note)	JPY	12,500,000		172,376		124,383		—		—

	~~W~~	231,240
	USD	1,380,000
Total	JPY	12,500,000	~~W~~	187,169	~~W~~	181,717	~~W~~	13,008	~~W~~	—

(Note)	Details of the derivative contracts to which cash flow hedge accounting and fair value hedge accounting are applied as of September 30, 2009 and December 31, 2008 are as follows (in thousands of foreign currencies and millions of Korean won):

					Assets				Liabilities
					(Non-current)				(Non-current)
			Contract		September		December		September
Type of transaction	Contract date	Maturity date	amount		30, 2009		31, 2008		30, 2009

CASH FLOW HEDGE ACCOUNTING
Currency swap	April 4, 2007 (Note 1)	April 11, 2012	USD	150,000	~~W~~	46,443	~~W~~	57,046	~~W~~	—
(Note 2)	October 6, 2008 (Note 1)	April 11, 2012	USD	50,000		—		288		3,102
	June 20, 2009	September 7, 2034	USD	20,000		6,438		—		—

Combined interest	January 4, 2008	January 11, 2011	JPY	12,500,000		55,271		62,636		—
rate currency swap	March 20, 2008	March 31, 2011	USD	50,000		8,270		11,917		—
(Note 2)	March 20, 2008	March 31, 2012	USD	110,000		20,567		27,043		—
	September 2, 2008	September 11, 2013	USD	200,000		6,836		22,787		—
	June 20, 2009	June 24, 2014	USD	600,000		66,571		—		—
	June 20, 2009	July 15, 2015	USD	100,000		20,371		—		—
	February 25, 2008 (Note 3)	February 25, 2011	USD	175,000		39,566		—		—
	April 28, 2008 (Note 3)	April 28, 2011	JPY	7,000,000		23,801		—		—
	June 20, 2008 (Note 3)	June 20, 2011	USD	95,000		11,091		—		—
	March 12, 2008 (Note 3)	December 13, 2010	USD	50,000		11,913		—		—
	July 2, 2008 (Note 3)	April 4, 2011	USD	30,000		3,133		—		—

			USD	1,630,000
Sub-total			JPY	19,500,000		320,271		181,717		3,102

FAIR VALUE HEDGE ACCOUNTING
Interest rate swap (Note 4)	September 1, 2009	December 1, 2011		180,000		126		—		—

				180,000
			USD	1,630,000
Total			JPY	19,500,000	~~W~~	320,397	~~W~~	181,717	~~W~~	3,102

(Note 1)	Among financial institutions with which the Company entered into foreign currency swap contracts totaling USD 200 million in 2007, Lehman Brothers Holdings, Inc. (“Lehman”) filed for Chapter 11 bankruptcy with the United States Bankruptcy Court in 2008. Lehman’s bankruptcy filing caused the Company to discontinue its cash flow hedge accounting for foreign exchange swap contracts with Lehman totaling USD 50 million and accordingly the related derivative asset balance amounting to KRW 9,891 million was adjusted to the fair value and reclassified into accounts receivable — other while the difference between the carrying amount and the fair value was expensed as incurred. However, the Company concluded that the occurrence of the related forecasted transaction is still expected to be probable and ~~W~~1,382 million of unrealized derivative gain included in accumulated other comprehensive income as of September 30, 2009 will be reclassified into current operations in the periods in which the hedged forecasted transactions affect earnings.

(Note 2)	Above foreign currency swap and combined interest rate currency swap contracts are to hedge the risk of variability in future cash flows from foreign currency bonds and as of September 30, 2009, the gain and loss on valuation of the swap contract amounting to ~~W~~31,321 million and ~~W~~24,471 million, net of income tax effect, are included in accumulated other comprehensive income and for the nine months ended September 30, 2009 and the gain on valuation of the swap contract totaling ~~W~~128,163 million is recognized in current operations as a result of foreign currency translation gain from foreign currency bonds. In applying cash flow hedge accounting, the Company hedges its exposures to cash flow fluctuation until September 7, 2034. Approximately ~~W~~1,586 million of net derivative gain included in accumulated other comprehensive income at September 30, 2009 is expected to be reclassified into current operations within 12 months from that date.

(Note 3)	Contract date of derivatives transferred from KTF represents initial date mentioned on each contract.

(Note 4)	Above interest rate swap contract is to hedge the risk of variability in future fair value from bond and accordingly, the loss on valuation of the swap contract amounting to ~~W~~126 million is included in current operations for the nine months ended September 30, 2009.

The valuation gains and losses on the derivatives contracts for nine months ended September 30, 2009 and 2008 are as follows (in millions of Korean won):

	2009
													Valuation gain
													(loss)
													(Statement of
													Financial
													Position)
	Valuation gain (Statement of Income)						Valuation loss (Statement of Income)						(Note)
Type of Transaction	For trading		For hedging		Total		For trading		For hedging		Total		For hedging

Interest rate swap	~~W~~	4,055	~~W~~	126	~~W~~	4,181	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—
Currency swap		—		—		—		9,574		14,854		24,428		2,080
Combined interest rate currency swap		—		—		—		69,816		101,894		171,710		9,132
Put option		223		—		223		—		—		—		—

Total	~~W~~	4,278	~~W~~	126	~~W~~	4,404	~~W~~	79,390	~~W~~	116,748	~~W~~	196,138	~~W~~	11,212

	2008
													Valuation gain
													(loss)
													(Statement of
													Financial
	Valuation gain (Statement of Income)						Valuation loss (Statement of Income)						Position) (Note)
Type of Transaction	For trading		For hedging		Total		For trading		For hedging		Total		For hedging

Interest rate swap	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	5,704	~~W~~	—	~~W~~	5,704	~~W~~	—
Currency swap		7,629		45,815		53,444		—		—		—		5,470
Combined interest rate currency swap		179,909		78,201		258,110		—		—		—		9,926

Total	~~W~~	187,538	~~W~~	124,016	~~W~~	311,554	~~W~~	5,704	~~W~~	—	~~W~~	5,704	~~W~~	15,396

(Note)	The amounts are before adjustment of deferred income tax, which shall be directly reflected to equity, are included in equity.

23. MERGER WITH KTF
On January 20, 2009, the Company entered into the merger agreement with KTF and on March 27, 2009, the merger was approved in its stockholders’ meeting. On June 1, 2009, the Company, as an existing company, merged with KTF.
The Company delivered 0.7192335 shares of KT common stock (face value ~~W~~5,000) for every one share of KTF. However, the Company did not deliver any new common stock for the shares of KTF common stock held by the Company or for the treasury shares of KTF as of the date of the merger.
a. Details of combination companies

	CEO	Business	Type of control

KT	Lee, Suk Chae	Telephone, New Media and Goods of telecommunication sold	Parent
KTF	Kwon, Haing Min	Mobile telecommunication	Subsidiary
b. Accounting treatment
As this is a merger between parent and subsidiary, the Company accounted for the merger using the carrying amounts in its consolidated financial statements and, accordingly the excess of merger consideration given over the carrying amount of net assets acquired was recognized as capital adjustment after offsetting capital surplus from same type of transaction.

Details	(In millions of Korean won)

Succession of assets and liabilities of KTF
Assets	~~W~~	8,389,522
Liabilities		(3,940,069)

Net asset value		4,449,453

Decrease in equity method investment securities (a)		2,895,962

Changes in equity :
Increase in common stock		3,501
Decrease in treasury stock		2,436,659
Decrease in gain on disposal of treasury stock		(375)
Decrease in accumulated other comprehensive income		(6,932)
Decrease in capital adjustments		(879,362)

Sub-total (b)		1,553,491

Total (a + b)	~~W~~	4,449,453

Setoff of receivables and payable between the Company and KTF		331,917

c. Goodwill
Changes in goodwill for the nine months ended September 30, 2009 is as follows (in millions of Korean won):

January 1, 2009 (Note)	~~W~~	195,170
Amortization (Note)		(54,214)

May 31, 2009 (Note)		140,956

June 1, 2009 (the date of the merger)		140,956
Amortization		(43,371)

September 30, 2009	~~W~~	97,585

(Note)	These represent investment difference and were reflected in equity method investment securities of KTF.
Goodwill is amortized on a straight-line basis over 10 years and as of September 30, 2009 the remaining amortization period of goodwill is 1 year.
d. Deferred income tax assets
The deferred income tax assets transferred from KTF due to the merger on June 1, 2009 are as follows (in millions of Korean won):

Allowance for doubtful accounts	~~W~~	34,475
Accrued expenses		30,618
Accrued provisions		39,478
Property and equipment, etc.		(13,061)
Other		18,506
Tax credit carryforwards		93,055

Total	~~W~~	203,071

e. Financial statements of combination companies
[Statements of financial position] (in millions of Korean won):

	KT				KTF
	As of		As of		As of		As of
	June 1, 2009		December 31, 2008		June 1, 2009		December 31, 2008

Current assets	~~W~~	4,926,684	~~W~~	3,778,105	~~W~~	2,716,833	~~W~~	2,199,857
Investment assets		3,846,019		3,517,906		270,019		396,903
Property and equipment		9,932,337		10,428,674		3,919,107		4,165,339
Intangible asset		344,330		397,046		783,254		780,242
Other non-current assets		503,787		563,191		559,353		513,781

TOTAL ASSETS		19,553,157		18,684,922		8,248,566		8,056,122

Current liabilities		2,871,186		2,585,875		2,657,350		2,031,871
Non-current liabilities		8,274,862		7,267,158		1,282,719		1,658,402

TOTAL LIABILITIES		11,146,048		9,853,033		3,940,069		3,690,273

Total Equity		8,407,109		8,831,889		4,308,497		4,365,849

TOTAL LIABILITIES AND EQUITY	~~W~~	19,553,157	~~W~~	18,684,922	~~W~~	8,248,566	~~W~~	8,056,122

[Statements of income] (in millions of Korean won):

	KT				KTF
	For the period				For the period
	from January 1,		For the year		from January 1,		For the year
	2009		ended		2009		ended
	to the date of the		December 31,		to the date of the		December 31,
	merger		2008		merger		2008

Operating Revenues	~~W~~	4,662,137	~~W~~	11,784,835	~~W~~	3,516,358	~~W~~	8,346,220
Operating Expenses		4,078,756		10,671,446		3,131,947		7,891,839
Non-operating Revenues		329,587		855,289		43,656		201,470
Non-operating Expenses		372,047		1,408,633		152,858		469,496
Income tax Expenses		105,765		110,235		45,833		21,776

NET INCOME	~~W~~	435,156	~~W~~	449,810	~~W~~	229,376	~~W~~	164,579

24. SEGMENT INFORMATION
The Company determined its operating segments after the merger with KTF on June 1, 2009 as follows:

Details	Business service

Personal Customer Group (“Personal”) Home Customer Group (“Home”) Enterprise Customer Group (“Enterprise”) Others	PCS and WiBro Telephone, Internet, data and others Real estate, SI and others
The following table sets forth the operating segment information for the period from June 1, 2009, the date of the merger with KTF. The Company plans to identify each segment operating information of Home, Enterprise and Others segment when the separate information generating system, which is currently being developed, is implemented. (in millions of Korean won):

		Home, Enterprise and
	Personal	Others	Total

Operating Revenues	3,357,633	3,138,760	6,496,393
Operating Income	401,038	176,631	577,669
Depreciation	325,385	663,042	988,427
Property and equipment and Intangible assets	4,749,914	10,179,593	14,929,507
25. PRE-DISCLOSURES OF IMPACT FROM TRANSITION TO K-IFRS
The Company plans to prepare its financial statements using K-IFRS starting from the year ending December 31, 2011. In October 2007, the Company set up the basic plan to adopt K-IFRS and as of September 30, 2009 it is analyzing the impact from the adoption of K-IFRS and is developing necessary infrastructure.